Exhibit 99.1
Management's discussion and analysis

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 3

Management’s discussion and analysis
In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.
All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.
Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2026 (Q2 2026 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2025 dated March 5, 2026 (BCE 2025 Annual MD&A) as updated in BCE's MD&A for the first quarter of 2026 dated May 6, 2026 (BCE 2026 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 5, 2026, the date of this MD&A, unless otherwise stated.
You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2025 dated March 5, 2026 and recent financial reports, including the BCE 2025 Annual MD&A and the BCE 2026 First Quarter MD&A on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.
Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein unless explicitly stated.
This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2026 and 2025.

Caution regarding forward-looking statements
This MD&A and, in particular, but without limitation, section 3.1, Bell CTS, section 3.2, Bell Media, the section and sub-sections entitled Assumptions and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to: Bell’s partnership with the Government of Saskatchewan to develop a 300 megawatts (MW) artificial intelligence (AI) data centre in the Rural Municipality of Sherwood, Saskatchewan; the benefits expected to result from the facility; timing for operation of the facility; the expected increase in expenditures on the facility as development continues; the timing for operation of the Merritt, British Columbia (B.C.) AI data centre facility; expectations regarding the agreement between Bell, Cohere, Hypertec and BUZZ High Performance Computing (BUZZ HPC); Bell’s sovereign direct-to-device satellite service ground station, including the expected benefits and plans for upcoming construction; the ability of Bell’s broader sovereign direct-to-device satellite service infrastructure to support direct-to-device service across Canada; the expected benefits of the partnership between Walmart+ and Crave; the anticipated expansion of Bell Media’s Connected TV inventory resulting from its strategic agreement with TELUS Corporation (TELUS); the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre; the approximately $1.7 billion of capital expenditure expected for the data centre and the timing of this expenditure; the risks associated with our financial instruments and the methods by which we manage such risks; expected financial impacts from interest rate and foreign currency exposures; the impact of changes to critical accounting estimates and new accounting pronouncements; the anticipated impact of regulatory developments; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.
Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 5, 2026 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously
4 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at August 5, 2026. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations or rules thereunder in Canada, the U.S. or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 5

reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory and third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2025 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2025 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2026 First Quarter MD&A and in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment in the BCE 2026 First Quarter MD&A and in this MD&A, the risks described in the BCE 2025 Annual MD&A remain substantially unchanged.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint arrangements and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 5, 2026. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.
6 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

1 Overview

1.1 Financial highlights
BCE Q2 2026 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,176	$629	$2,702
million	million	million
+1.5% vs. Q2 2025	(2.3%) vs. Q2 2025	+1.0% vs. Q2 2025

Net earnings attributable to common shareholders	Adjusted net earnings (1)	Cash flows from operating activities	Free cash flow (1)
$558	$604	$2,162	$1,042
million	million	million	million
(3.6%) vs. Q2 2025	+2.0% vs. Q2 2025	+11.0% vs. Q2 2025	(9.5%) vs. Q2 2025

BCE customer connections (5)

Total mobile phones	Bell Communications and Technology Services (Bell CTS) high-speed Internet (2) (4)	Bell CTS residential fibre-to-the-home (FTTH) Internet (2) (4)
0%	+7.3%	+14.7%
10.4 million subscribers at June 30, 2026	4.9 million subscribers at June 30, 2026	3.6 million subscribers at June 30, 2026

Bell CTS video (3)	Bell CTS retail residential network access services (NAS) lines
+3.1%	(5.4%)
2.2 million subscribers at June 30, 2026	1.6 million subscribers at June 30, 2026

(1)Adjusted EBITDA is a total of segments measure and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 8.3, Total of segments measures and section 8.1, Non-GAAP financial measures in this MD&A for more information on these measures.
(2)Effective January 1, 2026, we updated our Internet subscriber metrics to include wholesale subscribers as a result of the impacts on our operations of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision mandating the establishment of an aggregated wholesale high-speed access (HSA) service on fibre-to-the premise (FTTP) facilities. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability. Additionally, we expanded our disclosure to separately report residential FTTH subscribers and net activations.
(3)Effective January 1, 2026, Bell CTS Canada updated the definition of an Internet protocol television (IPTV) subscriber to include bundled streaming service subscribers, which are reflected under a new video subscriber metric. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability.
(4)Residential FTTH Internet subscribers are included within high-speed Internet subscribers.
(5)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
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BCE consolidated income statements - selected information

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Operating revenues
Service	5,491	5,267	224	4.3%	10,841	10,439	402	3.9%
Product	685	818	(133)	(16.3%)	1,503	1,576	(73)	(4.6%)
Total operating revenues	6,176	6,085	91	1.5%	12,344	12,015	329	2.7%
Operating costs	(3,474)	(3,411)	(63)	(1.8%)	(7,011)	(6,783)	(228)	(3.4%)
Adjusted EBITDA	2,702	2,674	28	1.0%	5,333	5,232	101	1.9%
Adjusted EBITDA margin (1)	43.8%	43.9%		(0.1) pts	43.2%	43.5%		(0.3) pts
Net earnings attributable to:
Common shareholders	558	579	(21)	(3.6%)	1,174	1,209	(35)	(2.9%)
Preferred shareholders	39	40	(1)	(2.5%)	76	81	(5)	(6.2%)
Non-controlling interest (NCI)	32	25	7	28.0%	46	37	9	24.3%
Net earnings	629	644	(15)	(2.3%)	1,296	1,327	(31)	(2.3%)
Adjusted net earnings	604	592	12	2.0%	1,193	1,225	(32)	(2.6%)
Net earnings per common share (EPS)	0.60	0.63	(0.03)	(4.8%)	1.26	1.31	(0.05)	(3.8%)
Adjusted EPS (2)	0.65	0.63	0.02	3.2%	1.28	1.32	(0.04)	(3.0%)
(1)Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(2)Adjusted EPS is a non-GAAP ratio. Refer to section 8.2, Non-GAAP ratios in this MD&A for more information on this measure.
BCE consolidated statements of cash flows – selected information

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Cash flows from operating activities	2,162	1,947	215	11.0%	3,311	3,518	(207)	(5.9%)
Capital expenditures	(1,080)	(763)	(317)	(41.5%)	(1,921)	(1,492)	(429)	(28.8%)
Free cash flow	1,042	1,152	(110)	(9.5%)	1,846	1,950	(104)	(5.3%)
Q2 2026 financial highlights
BCE operating revenues grew by 1.5% in Q2 2026, compared to the same period last year, driven by higher service revenues of 4.3%, moderated by lower product revenues of 16.3%. The growth in service revenues was attributable to the contribution from our Bell CTS U.S. segment, as a result of the acquisition of Ziply Fiber on August 1, 2025, higher Bell Media revenues, led by the success of the broadcast of the 2026 Fédération Internationale de Football Association (FIFA) World Cup, higher direct-to-consumer (DTC) streaming revenues, and increased revenues from Formula 1 (F1) Canadian Grand Prix 2026, as well as reflecting the continued growth from our AI-powered solutions business (1) in Bell CTS Canada. The increase in service revenues was moderated by continued erosion in legacy voice, data and TV services and ongoing lower demand for traditional advertising. Additionally, wireless service revenues declined year over year, mainly due to the non-recurrence of revenues from the 2025 G7 Leaders' Summit, mitigated by more disciplined pricing on base rate plans in the market this quarter. The year-over-year decline in product revenues was driven by strong Q2 2025 performance due to the delivery of our first AI facility in Kamloops, B.C., coupled with reduced wireless product revenues from lower wireless device sales to consumers, partly offset by lower discounting.
Net earnings of $629 million and net earnings attributable to common shareholders of $558 million in the second quarter of 2026 decreased by $15 million and $21 million, respectively, compared to the same period last year, mainly due to higher depreciation and amortization, higher interest expense and higher income taxes, partly offset by higher other income and higher adjusted EBITDA.
BCE adjusted EBITDA increased by 1.0% in Q2 2026, compared to the same period last year, driven by the contribution from our Bell CTS U.S. segment due to the acquisition of Ziply Fiber and growth from our Bell Media segment, partly offset by a decline in our Bell CTS Canada segment. The year-over-year growth in adjusted EBITDA reflected higher operating revenues, partly offset by greater operating expenses. Adjusted EBITDA margin of 43.8% in Q2 2026, declined by 0.1 pts over Q2 2025, primarily due to higher operating expenses, reflecting the operating costs of Ziply Fiber as a result of the acquisition, and higher content costs in Bell Media, moderated by ongoing cost containment and operating efficiencies across the company. The decline in adjusted EBITDA margin was partly offset by higher service revenue flow-through, along with a reduced proportion of lower margin product sales in our total revenue base, and reflected our disciplined approach to wireless subscriber loadings.
(1)AI-powered solutions revenues is comprised of revenues from Ateko, Bell Cyber, and Bell AI Fabric.
8 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

BCE’s EPS of $0.60 in Q2 2026 decreased by $0.03 compared to the same period last year.
In the second quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $604 million, or $0.65 per common share, compared to $592 million, or $0.63 per common share, for the same period last year.
Cash flows from operating activities in the second quarter of 2026 increased by $215 million, compared to the same period last year, mainly due to lower severance and other costs paid, lower income taxes paid and higher adjusted EBITDA, partly offset by higher interest paid.
Free cash flow in the second quarter of 2026 decreased by $110 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.

1.2 Key corporate and business developments
Public debt offerings
On June 3, 2026, Bell Canada completed a public offering in Canada of $1.6 billion aggregate principal amount of medium-term notes (MTN) debentures in two series pursuant to its MTN program. The $900 million Series M-69 MTN debentures will mature on November 15, 2036 and carry an annual interest rate of 4.70%. The $700 million Series M-70 MTN debentures will mature on June 3, 2056 and carry an annual interest rate of 5.30%. The MTN debentures are fully and unconditionally guaranteed by BCE.
On June 5, 2026, Bell Canada also completed a public offering in the U.S. of $650 million in U.S. dollars ($899 million in Canadian dollars) aggregate principal amount of U.S. senior notes in one series. The $650 million in U.S. dollars ($899 million in Canadian dollars) Series US-11 Notes will mature on November 15, 2036 and carry an annual interest rate of 5.450%. The Series US-11 Notes are fully and unconditionally guaranteed by BCE.
A portion of the net proceeds from the Canadian and U.S. offerings was used to repurchase Bell's senior indebtedness pursuant to the tender offers referred to below. The remainder of the net proceeds was used to repurchase, redeem or repay, as applicable, senior and/or subordinated indebtedness of Bell Canada and for general corporate purposes.
Tender offers for debt securities
On June 5, 2026, Bell Canada repurchased, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million, an aggregate principal amount of $1,453 million representing part of the outstanding principal amount of five of its series of MTN debentures.
On June 5, 2026, Bell Canada also repurchased, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars), an aggregate principal amount of $878 million in U.S. dollars ($1,222 million in Canadian dollars) representing part of the outstanding principal amount of six of its series of U.S. notes.
Bell recognized as Canada's most valuable telecoms brand
On May 13, 2026, Bell announced that it was named Canada's most valuable telecom brand in the Brand Finance Telecoms 150 2026 and Brand Finance Global 500 2026 rankings. Bell rose five places to 15th globally in the Brand Finance Telecoms 150 2026 ranking, reflecting a 41% increase in brand value to $9.5 billion in U.S. dollars. The rankings are compiled annually by Brand Finance, an independent brand valuation consultancy, based on financial performance and consumer research metrics including familiarity, reputation, likeability, engagement and recommendation.

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 9

1.3 Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.
Assumptions about the Canadian economy
The economic outlook remains highly dependent on the evolution of Canada’s trade relationship with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 0.7% in 2026, representing a decrease from the earlier estimate of 1.2%, reflecting a weaker‑than‑expected start to the year
•Continued subdued population growth
•Modest growth in consumer spending
•Cautious business investment outside the oil and gas sector, reflecting ongoing trade‑related uncertainty
•Easing consumer price index (CPI) inflation, due to a decline in gasoline prices
•Continued labour market softness
•Interest rates expected to remain at or near current levels, although the outlook is subject to uncertainty depending on the evolution of inflation
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
Assumptions about the U.S. economy
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment
Canadian market assumptions
•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers
U.S. market assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and data centre connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol (VoIP) offerings
Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards
10 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2026 compared with Q2 and YTD 2025. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS Canada, Bell CTS U.S. and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Operating revenues
Service	5,491	5,267	224	4.3%	10,841	10,439	402	3.9%
Product	685	818	(133)	(16.3%)	1,503	1,576	(73)	(4.6%)
Total operating revenues	6,176	6,085	91	1.5%	12,344	12,015	329	2.7%
Operating costs	(3,474)	(3,411)	(63)	(1.8%)	(7,011)	(6,783)	(228)	(3.4%)
Adjusted EBITDA	2,702	2,674	28	1.0%	5,333	5,232	101	1.9%
Adjusted EBITDA margin	43.8%	43.9%		(0.1) pts	43.2%	43.5%		(0.3) pts
Severance, acquisition and other costs	(50)	(41)	(9)	(22.0%)	(44)	(288)	244	84.7%
Depreciation	(985)	(949)	(36)	(3.8%)	(1,968)	(1,890)	(78)	(4.1%)
Amortization	(391)	(338)	(53)	(15.7%)	(764)	(669)	(95)	(14.2%)
Finance costs
Interest expense	(469)	(442)	(27)	(6.1%)	(913)	(865)	(48)	(5.5%)
Net return on post-employment benefit plans	36	26	10	38.5%	73	51	22	43.1%
Impairment of assets	(6)	(8)	2	25.0%	(11)	(17)	6	35.3%
Net losses on investments	(2)	(8)	6	75.0%	(3)	(10)	7	70.0%
Other income (expense)	58	(30)	88	n.m.	96	280	(184)	(65.7%)
Income taxes	(264)	(240)	(24)	(10.0%)	(503)	(497)	(6)	(1.2%)
Net earnings	629	644	(15)	(2.3%)	1,296	1,327	(31)	(2.3%)
Net earnings attributable to:
Common shareholders	558	579	(21)	(3.6%)	1,174	1,209	(35)	(2.9%)
Preferred shareholders	39	40	(1)	(2.5%)	76	81	(5)	(6.2%)
NCI	32	25	7	28.0%	46	37	9	24.3%
Net earnings	629	644	(15)	(2.3%)	1,296	1,327	(31)	(2.3%)
Adjusted net earnings	604	592	12	2.0%	1,193	1,225	(32)	(2.6%)
EPS	0.60	0.63	(0.03)	(4.8%)	1.26	1.31	(0.05)	(3.8%)
Adjusted EPS	0.65	0.63	0.02	3.2%	1.28	1.32	(0.04)	(3.0%)
n.m.: not meaningful
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 11

2.2 Customer connections
Total BCE net activations

	Q2 2026	Q2 2025	% change	YTD 2026	YTD 2025	% change
Mobile phone net subscriber activations	57,627	94,479	(39.0%)	62,681	93,883	(33.2%)
Postpaid	41,594	44,547	(6.6%)	58,541	34,949	67.5%
Prepaid	16,033	49,932	(67.9%)	4,140	58,934	(93.0%)
Mobile connected device net subscriber activations	45,589	97,502	(53.2%)	126,915	133,486	(4.9%)
Bell CTS high-speed Internet net subscriber activations (1)	17,733	4,612	n.m.	35,515	8,356	n.m.
Bell CTS Canada	11,601	4,612	n.m.	25,520	8,356	n.m.
Bell CTS U.S.	6,132	—	n.m.	9,995	—	n.m.
Bell CTS video net subscriber activations (losses) (1)	8,494	(15,851)	n.m.	18,382	(31,822)	n.m.
Bell CTS Canada	8,741	(15,851)	n.m.	18,844	(31,822)	n.m.
Bell CTS U.S.	(247)	—	n.m.	(462)	—	n.m.
Bell CTS retail residential NAS lines net losses	(41,541)	(44,700)	7.1%	(87,290)	(92,130)	5.3%
Bell CTS Canada	(38,227)	(44,700)	14.5%	(80,355)	(92,130)	12.8%
Bell CTS U.S.	(3,314)	—	n.m.	(6,935)	—	n.m.
Total services net activations	87,902	136,042	(35.4%)	156,203	111,773	39.8%
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
Total BCE customer connections

	Q2 2026	Q2 2025	% change
Mobile phone subscribers (2) (6)	10,380,265	10,382,457	—
Postpaid (2) (6)	9,609,020	9,565,385	0.5%
Prepaid (2)	771,245	817,072	(5.6%)
Mobile connected device subscribers (2) (6)	3,393,596	3,176,916	6.8%
Bell CTS high-speed Internet subscribers (1) (3) (5) (7)	4,911,422	4,577,706	7.3%
Bell CTS Canada (3)	4,465,897	4,577,706	(2.4%)
Bell CTS U.S. (5) (7)	445,525	—	n.m.
Bell CTS video subscribers (1) (4) (7)	2,164,083	2,099,290	3.1%
Bell CTS Canada (4)	2,158,706	2,099,290	2.8%
Bell CTS U.S. (7)	5,377	—	n.m.
Bell CTS retail residential NAS lines (5) (7)	1,634,888	1,727,911	(5.4%)
Bell CTS Canada	1,565,952	1,727,911	(9.4%)
Bell CTS U.S. (5) (7)	68,936	—	n.m.
Total services subscribers	22,484,254	21,964,280	2.4%
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
(3)At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(4)At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(5)In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
(6)In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
(7)In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.

12 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

BCE total services net subscriber activations of 87,902 in Q2 2026 decreased by 35.4% compared to Q2 2025 and consisted of:
•57,627 mobile phone net subscriber activations and 45,589 mobile connected device net subscriber activations
•17,733 Bell CTS high-speed Internet net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 11,601
•Bell CTS U.S. net subscriber activations of 6,132
•8,494 Bell CTS video net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 8,741
•Bell CTS U.S. net subscriber losses of 247
•41,541 Bell CTS retail residential NAS lines net losses, composed of:
•Bell CTS Canada net losses of 38,227
•Bell CTS U.S. net losses of 3,314
In the first half of the year, BCE added 156,203 total services net subscriber activations, up 39.8% compared to the first half of 2025 and consisted of:
•62,681 mobile phone net subscriber activations and 126,915 mobile connected device net subscriber activations
•35,515 Bell CTS high-speed Internet net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 25,520
•Bell CTS U.S. net subscriber activations of 9,995
•18,382 Bell CTS video net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 18,844
•Bell CTS U.S. net subscriber losses of 462
•87,290 Bell CTS retail residential NAS lines net losses, composed of:
•Bell CTS Canada net losses of 80,355
•Bell CTS U.S. net losses of 6,935
At June 30, 2026, BCE's customer connections totalled 22,484,254, up 2.4% year over year, and consisted of:
•10,380,265 mobile phone subscribers, which remained essentially unchanged year over year, and 3,393,596 mobile connected device subscribers, up 6.8% year over year
•4,911,422 Bell CTS high-speed Internet subscribers, up 7.3% year over year, composed of:
•Bell CTS Canada subscribers of 4,465,897, down 2.4% year over year
•Bell CTS U.S. subscribers of 445,525, compared to nil last year, as a result of the acquisition of Ziply Fiber on August 1, 2025
•2,164,083 Bell CTS video subscribers, up 3.1% year over year, composed of:
•Bell CTS Canada subscribers of 2,158,706, up 2.8% year over year
•Bell CTS U.S. subscribers of 5,377, compared to nil last year, as a result of the acquisition of Ziply Fiber
•1,634,888 Bell CTS retail residential NAS lines, down 5.4% year over year, composed of:
•Bell CTS Canada lines of 1,565,952, down 9.4% year over year
•Bell CTS U.S. lines of 68,936, compared to nil last year, as a result of the acquisition of Ziply Fiber

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 13

2.3 Operating revenues

BCE	BCE
Revenues	Revenues
(in $ millions)	(in $ millions)

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS	5,356	5,334	22	0.4%	10,841	10,580	261	2.5%
Bell CTS Canada	5,122	5,334	(212)	(4.0%)	10,373	10,580	(207)	(2.0%)
Bell CTS U.S.	234	—	234	n.m.	468	—	468	n.m.
Bell Media	918	843	75	8.9%	1,696	1,618	78	4.8%
Inter-segment eliminations	(98)	(92)	(6)	(6.5%)	(193)	(183)	(10)	(5.5%)
Total BCE operating revenues	6,176	6,085	91	1.5%	12,344	12,015	329	2.7%
n.m.: not meaningful
BCE
BCE operating revenues increased by 1.5% in Q2 2026 and by 2.7% in the first half of the year, compared to the same periods last year, reflecting service revenues of $5,491 million in Q2 2026 and $10,841 million year to date, up year over year by 4.3% and 3.9%, respectively, and product revenues of $685 million in Q2 2026 and $1,503 million year to date, down year over year by 16.3% and 4.6%, respectively. The growth in BCE operating revenues was driven by an increase in Bell CTS of 0.4% in the quarter and 2.5% year to date, as a result of the contribution from our Bell CTS U.S. segment of $234 million and $468 million, respectively, due to the acquisition of Ziply Fiber on August 1, 2025, partly offset by a decline in our Bell CTS Canada segment of 4.0% and 2.0%, respectively, while revenues in our Bell Media segment grew by 8.9% in Q2 2026 and 4.8% year to date.

14 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

2.4 Operating costs

BCE	BCE
Operating cost profile	Operating cost profile
Q2 2025	Q2 2026

BCE	BCE
Operating cost profile	Operating cost profile
YTD 2025	YTD 2026

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS	(2,898)	(2,895)	(3)	(0.1%)	(5,907)	(5,742)	(165)	(2.9%)
Bell CTS Canada	(2,759)	(2,895)	136	4.7%	(5,636)	(5,742)	106	1.8%
Bell CTS U.S.	(139)	—	(139)	n.m.	(271)	—	(271)	n.m.
Bell Media	(674)	(608)	(66)	(10.9%)	(1,297)	(1,224)	(73)	(6.0%)
Inter-segment eliminations	98	92	6	6.5%	193	183	10	5.5%
Total BCE operating costs	(3,474)	(3,411)	(63)	(1.8%)	(7,011)	(6,783)	(228)	(3.4%)
n.m.: not meaningful
(1)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.
BCE
BCE operating costs increased by 1.8% in Q2 2026 and by 3.4% in the first half of the year, compared to the same periods in 2025, driven by higher expenses in Bell Media of 10.9% and 6.0%, respectively. Bell CTS operating costs remained relatively stable in Q2 2026, compared to Q2 2025, as the operating costs of Bell CTS U.S. of $139 million from the acquisition of Ziply Fiber on August 1, 2025 were essentially offset by lower costs in Bell CTS Canada of $136 million, whereas year-to-date expenses grew by 2.9% year over year, from Bell CTS U.S. operating costs of $271 million, due to the acquisition of Ziply Fiber, partly offset by lower Bell CTS Canada costs of 1.8%.

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 15

2.5 Net earnings

BCE	BCE
Net earnings	Net earnings
(in $ millions)	(in $ millions)

Net earnings in the second quarter of 2026 decreased by $15 million, compared to the same period last year, mainly due to higher depreciation and amortization, higher interest expense and higher income taxes, partly offset by higher other income and higher adjusted EBITDA.
Net earnings on a year-to-date basis in 2026 decreased by $31 million, compared to the same period last year, mainly due to lower other income, higher depreciation and amortization and higher interest expense, partly offset by lower severance, acquisition and other costs and higher adjusted EBITDA.
16 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

2.6 Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA
(in $ millions)	(in $ millions)

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS (1)	2,458	2,439	19	0.8%	4,934	4,838	96	2.0%
Adjusted EBITDA margin	45.9%	45.7%		0.2 pts	45.5%	45.7%		(0.2) pts
Bell CTS Canada	2,363	2,439	(76)	(3.1%)	4,737	4,838	(101)	(2.1%)
Adjusted EBITDA margin	46.1%	45.7%		0.4 pts	45.7%	45.7%		—
Bell CTS U.S.	95	—	95	n.m.	197	—	197	n.m.
Adjusted EBITDA margin	40.6%	—		40.6 pts	42.1%	—		42.1 pts
Bell Media	244	235	9	3.8%	399	394	5	1.3%
Adjusted EBITDA margin	26.6%	27.9%		(1.3) pts	23.5%	24.4%		(0.9) pts
Total BCE adjusted EBITDA	2,702	2,674	28	1.0%	5,333	5,232	101	1.9%
Adjusted EBITDA margin	43.8%	43.9%		(0.1) pts	43.2%	43.5%		(0.3) pts
n.m.: not meaningful
(1)Bell CTS adjusted EBITDA is a total of segments measure. See section 8.3, Total of segments measures in this MD&A for more information on this measure.
BCE
BCE adjusted EBITDA increased by 1.0% in Q2 2026 and by 1.9% in the first half of the year, compared to the same periods last year, due to higher operating revenues, partly offset by greater operating costs. The growth was driven by an increase in Bell CTS of 0.8% in Q2 2026 and 2.0% year to date, due to the contribution from our Bell CTS U.S. segment of $95 million and $197 million, respectively, as a result of the acquisition of Ziply Fiber on August 1, 2025, partly offset by a decline in our Bell CTS Canada segment of 3.1% and 2.1%, respectively. Additionally, our Bell Media segment contributed to the year-over-year growth, up 3.8% in Q2 2026 and 1.3% year to date. This drove an adjusted EBITDA margin of 43.8% in Q2 2026 and 43.2% in the first six months of the year, down 0.1 pts and 0.3 pts, respectively, over the same periods last year, resulting from greater operating costs, mainly attributable to the acquisition of Ziply Fiber, partly offset by the impact of greater revenue flow-through.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 17

2.7 Severance, acquisition and other costs
2026
Severance, acquisition and other costs of $50 million in the second quarter of 2026 and $44 million on a year-to-date basis included:
•Severance costs of $46 million in Q2 2026 and $48 million on a year-to-date basis related to employee terminations
•Acquisition and other costs of $4 million in Q2 2026 and acquisition and other income of ($4) million on a year-to-date basis
2025
Severance, acquisition and other costs of $41 million in the second quarter of 2025 and $288 million on a year-to-date basis included:
•Severance costs of $14 million in Q2 2025 and $245 million on a year-to-date basis related to employee terminations
•Acquisition and other costs of $27 million in Q2 2025 and $43 million on a year-to-date basis

2.8 Depreciation and amortization
Depreciation
Depreciation in the second quarter of 2026 and on a year-to-date basis in 2026 increased by $36 million and $78 million, respectively, compared to the same periods in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025, partly offset by a lower asset base excluding Ziply Fiber.
Amortization
Amortization in the second quarter of 2026 and on a year-to-date basis in 2026 increased by $53 million and $95 million, respectively, compared to the same periods in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025 and a higher asset base excluding Ziply Fiber.

2.9 Finance costs
Interest expense
Interest expense in the second quarter of 2026 and on a year-to-date basis in 2026 increased by $27 million and $48 million, respectively, compared to the same periods last year, due to higher average cost of debt and higher debt balances.
Net return on post-employment benefit plans
Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2026, the discount rate was 4.9% compared to 4.7% on January 1, 2025.
In the second quarter of 2026 and on a year-to-date basis in 2026, net return on post-employment benefit plans increased by $10 million and $22 million, respectively, compared to the same periods last year, as a result of a higher discount rate in 2026.
The impacts of changes in market conditions during the year are recognized in Other comprehensive income (OCI).
18 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

2.10 Other income (expense)
2026
Other income of $58 million in the second quarter of 2026 and $96 million on a year-to-date basis in 2026 included early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series US-1, US-2, US-4, US-5, US-6, US-7 Notes and Series M-3, M-39, M-45, M-52 and M-60 MTN debentures and interest income, partly offset by net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.
2025
Other expense of $30 million in the second quarter of 2025 included foreign exchange losses on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series M-39, M-45, M-51 and M-55 MTN debentures.
Other income of $280 million on a year-to-date basis in 2025 included early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series M-39, M-45, M-51 and M-55 MTN debentures, and a portion of its Series US-2, US-4, US-5, US-6, and US-7 Notes and interest income, partly offset by foreign exchange losses on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.

2.11 Income taxes
Income taxes in the second quarter of 2026 and on a year-to-date basis in 2026 increased by $24 million and $6 million, respectively, compared to the same periods last year, mainly due to higher taxable income.

2.12 Net earnings attributable to common shareholders and EPS
Net earnings attributable to common shareholders in the second quarter of 2026 of $558 million, decreased by $21 million, compared to the same period last year, mainly due to higher depreciation and amortization, higher interest expense and higher income taxes, partly offset by higher other income and higher adjusted EBITDA.
Net earnings attributable to common shareholders on a year-to-date basis in 2026 of $1,174 million, decreased by $35 million, compared to the same period last year, mainly due to lower other income, higher depreciation and amortization and higher interest expense, partly offset by lower severance, acquisition and other costs and higher adjusted EBITDA.
BCE’s EPS of $0.60 in Q2 2026 decreased by $0.03 compared to the same period last year. BCE’s EPS of $1.26 on a year-to-date basis in 2026 decreased by $0.05 compared to the same period last year.
In the second quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $604 million, or $0.65 per common share, compared to $592 million, or $0.63 per common share, for the same period last year. Adjusted net earnings in the first half of 2026 was $1,193 million, or $1.28 per common share, compared to $1,225 million, or $1.32 per common share, for the first six months of 2025.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 19

3 Business segment analysis

3.1 Bell CTS
This section contains forward-looking statements, including relating to Bell’s partnership with the Government of Saskatchewan to develop a 300 MW AI data centre in the Rural Municipality of Sherwood, Saskatchewan; the benefits expected to result from the facility; timing for operation of the facility; the expected increase in expenditures on the facility as development continues; the timing for operation of the Bell AI Fabric Merritt, B.C. facility; expectations regarding the agreement between Bell, Cohere, Hypertec and BUZZ HPC; Bell’s sovereign direct-to-device satellite service ground station, including the expected benefits and plans for upcoming construction; and the ability of Bell’s broader sovereign direct-to-device satellite service infrastructure to support direct-to-device service across Canada. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Key business developments
Bell AI Fabric Saskatchewan facility and construction partnership with Bird Construction
On March 16, 2026, Bell announced a partnership with the Government of Saskatchewan to develop a new 300 MW AI data centre in the Rural Municipality of Sherwood, Saskatchewan. On May 14, 2026, Bell announced the selection of development and construction partners for the facility. Bird Construction Inc. has been selected as the lead construction partner for the facility, which will provide capacity to customers Cerebras and CoreWeave, with the first phase expected to come online in the first half of 2027. Regina-based Alton Tangedal Architect Ltd. has been appointed as Architect of Record, and George Gordon Developments Ltd. will provide site services.
The development of the facility continues to progress according to the previously announced plan. Capital expenditures and associated cash outflows are approximately $150 million to date, with project spending expected to accelerate significantly through the remainder of the year as civil construction intensifies and orders of long-lead-time components progress.
AI infrastructure agreement with Cohere, Hypertec and BUZZ HPC
On June 18, 2026, Bell announced an AI infrastructure agreement with Cohere, Hypertec, and BUZZ HPC, a subsidiary of Hive Digital Technologies, to support the development and deployment of advanced AI workloads on sovereign Canadian infrastructure. The agreement builds on previously announced partnerships with Cohere, Hypertec and BUZZ HPC.
Under the agreement, Bell will provide data centre capacity and connectivity services from its Bell AI Fabric facility in Merritt, B.C., with the second phase of the facility expected to enter service in early 2027. BUZZ HPC will deliver the AI-native cloud layer using Hypertec’s Canadian-built hardware cluster and NVIDIA accelerated computing. Cohere will use the platform to operate its foundation models and to support secure enterprise-grade AI solutions for government and enterprise customers, with data and workloads remaining within Canada.
Completion of first sovereign direct-to-device satellite ground station in Canada
On July 15, 2026, Bell announced the completion of construction of its first sovereign direct-to-device satellite ground station, located in Québec. The facility connects with AST SpaceMobile's constellation of satellites and, once operational, will integrate AST SpaceMobile's space-based cellular broadband network with Bell's terrestrial network to support direct-to-device satellite service to Bell customers on standard smartphones in areas beyond the reach of traditional wireless networks.
Testing has commenced at the facility, including text messaging, broadband data connectivity, voice call and video call tests on standard smartphones. Construction of additional satellite ground stations is underway in Ontario, Alberta, and Newfoundland and Labrador to support direct-to-device service across Canada, while ensuring that customer traffic is routed through domestic infrastructure and data remains within Canada.
Launch of always-on Internet solutions
On May 26, 2026, Bell launched a suite of always-on Internet solutions to help maintain home Internet connectivity during service disruptions and power outages. The suite comprises Wireless Internet Backup, which automatically shifts home Internet traffic to Bell’s wireless network during a service disruption, and Power Backup, an uninterruptible power supply solution that keeps home modems powered during electrical outages. Wireless Internet Backup is available to eligible Bell Pure Fibre Internet customers in Ontario and Québec who also subscribe to Bell Mobility services, and Power Backup is available to Bell Internet customers in Ontario, Québec, Manitoba and Atlantic Canada.
Bell Internet recognized as Canada’s most reliable in Opensignal report
Opensignal, an independent global analytics company specializing in consumer connectivity experience, named Bell Internet as Canada’s Most Reliable Internet in its June 2026 Fixed Broadband Experience (1) report. In the same report, Bell Internet was also recognized as delivering Canada’s Most Consistent Internet Quality and Canada’s Fastest Internet Upload Speeds.
(1)Opensignal Awards — Canada: Fixed Broadband Experience report, June 2026, based on Opensignal’s independent analysis of fixed broadband measurements recorded during the period February 1 - May 1, 2026.
20 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Financial performance analysis
Q2 2026 performance highlights

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

$10,580
$10,841
$10,373
$468
Bell CTS Canada
Bell CTS U.S.
+2.5%
YTD 2025
YTD 2026

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 21

Total mobile phone subscriber growth (3)	Mobile phone postpaid net subscriber activations in Q2 2026	Mobile phone prepaid net subscriber activations in Q2 2026	Mobile phone postpaid churn in Q2 2026 (3) (4)	Mobile phone blended average revenue per user (ARPU) (3) (5) per month

0%	41,594	16,033	1.02%	(2.3%)
Q2 2026 vs. Q2 2025	vs. net activations of 44,547 in Q2 2025	vs. net activations of 49,932 in Q2 2025	Decreased 0.04 pts vs. 1.06% in Q2 2025	Q2 2026: $56.30 Q2 2025: $57.61
High-speed Internet subscriber growth (decline) (1) (2) (3)			Residential FTTH Internet subscriber growth (1) (2) (3)
Q2 2026 vs. Q2 2025			Q2 2026 vs. Q2 2025
Bell CTS (3)		+7.3%	Bell CTS (3)	+14.7%
Bell CTS Canada (3)		(2.4%)	Bell CTS Canada (3)	+2.7%
Bell CTS U.S. (3)		n.m.	Bell CTS U.S. (3)	n.m.
High-speed Internet net subscriber activations in Q2 2026 (1) (2)			Residential FTTH Internet net subscriber activations in Q2 2026 (1) (2)
Bell CTS		17,733	Bell CTS	54,883
vs. net activations of 4,612 in Q2 2025			Increased 14.5% vs. Q2 2025
Bell CTS Canada		11,601	Bell CTS Canada	45,271
vs. net activations of 4,612 in Q2 2025			Decreased 5.5% vs. Q2 2025
Bell CTS U.S.		6,132	Bell CTS U.S.	9,612
nil in Q2 2025			nil in Q2 2025
Video subscriber growth (1) (3)			Retail residential NAS lines decline (3)
Q2 2026 vs. Q2 2025			Q2 2026 vs. Q2 2025
Bell CTS (3)		+3.1%	Bell CTS (3)	(5.4%)
Bell CTS Canada (3)		+2.8%	Bell CTS Canada	(9.4%)
Bell CTS U.S. (3)		n.m.	Bell CTS U.S. (3)	n.m.
Video net subscriber activations (losses) in Q2 2026 (1)			Retail residential NAS lines net losses in Q2 2026
Bell CTS		8,494	Bell CTS	(41,541)
vs. net losses of (15,851) in Q2 2025			Improved 7.1% vs. Q2 2025
Bell CTS Canada		8,741	Bell CTS Canada	(38,227)
vs. net losses of (15,851) in Q2 2025			Improved 14.5% vs. Q2 2025
Bell CTS U.S.		(247)	Bell CTS U.S.	(3,314)
nil in Q2 2025			nil in Q2 2025
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(3)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
(4)Mobile phone churn is defined as the rate at which existing mobile phone subscribers cancel their services. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(5)Mobile phone blended ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
22 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Revenues
Bell CTS

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireless	1,744	1,783	(39)	(2.2%)	3,492	3,542	(50)	(1.4%)
Wireline data	2,225	2,025	200	9.9%	4,433	4,039	394	9.8%
Wireline voice	622	624	(2)	(0.3%)	1,258	1,253	5	0.4%
Other wireline services	73	77	(4)	(5.2%)	142	156	(14)	(9.0%)
External service revenues	4,664	4,509	155	3.4%	9,325	8,990	335	3.7%
Inter-segment service revenues	7	7	—	—	13	14	(1)	(7.1%)
Operating service revenues	4,671	4,516	155	3.4%	9,338	9,004	334	3.7%
Wireless	555	594	(39)	(6.6%)	1,140	1,218	(78)	(6.4%)
Wireline	130	224	(94)	(42.0%)	363	358	5	1.4%
External/operating product revenues	685	818	(133)	(16.3%)	1,503	1,576	(73)	(4.6%)
Total external revenues	5,349	5,327	22	0.4%	10,828	10,566	262	2.5%
Total operating revenues	5,356	5,334	22	0.4%	10,841	10,580	261	2.5%
Bell CTS operating revenues increased by 0.4% in Q2 2026 and by 2.5% in the first half of the year, compared to the same periods last year, due to the contribution from Bell CTS U.S. of $234 million in Q2 2026 and $468 million year to date, as a result of the acquisition of Ziply Fiber on August 1, 2025, partly offset by a decline in Bell CTS Canada of 4.0% in Q2 2026 and 2.0% year to date. The year-over-year revenue increase was driven by higher service revenues, moderated by lower product revenues.
Bell CTS Canada

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireless	1,744	1,783	(39)	(2.2%)	3,492	3,542	(50)	(1.4%)
Wireline data	2,028	2,025	3	0.1%	4,041	4,039	2	—
Wireline voice	588	624	(36)	(5.8%)	1,188	1,253	(65)	(5.2%)
Other wireline services	70	77	(7)	(9.1%)	136	156	(20)	(12.8%)
External service revenues	4,430	4,509	(79)	(1.8%)	8,857	8,990	(133)	(1.5%)
Inter-segment service revenues	7	7	—	—	13	14	(1)	(7.1%)
Operating service revenues	4,437	4,516	(79)	(1.7%)	8,870	9,004	(134)	(1.5%)
Wireless	555	594	(39)	(6.6%)	1,140	1,218	(78)	(6.4%)
Wireline	130	224	(94)	(42.0%)	363	358	5	1.4%
External/operating product revenues	685	818	(133)	(16.3%)	1,503	1,576	(73)	(4.6%)
Total external revenues	5,115	5,327	(212)	(4.0%)	10,360	10,566	(206)	(1.9%)
Total operating revenues	5,122	5,334	(212)	(4.0%)	10,373	10,580	(207)	(2.0%)
Bell CTS Canada operating revenues decreased by 4.0% in Q2 2026, and by 2.0% in the first half of the year, compared to the same periods in 2025, driven by both lower service and product revenues. The service revenues decline reflected reduced wireless, wireline voice, and other wireline services revenues, while data revenues remained essentially stable year-over-year.
Bell CTS Canada operating service revenues declined by 1.7% in Q2 2026 and by 1.5% in the first half of the year, compared to the same periods in 2025.
•Wireless revenues decreased by 2.2% in Q2 2026 and by 1.4% year to date, compared to the same periods last year, driven by lower ARPU, including the year-over-year unfavourable impact from the non-recurrence of revenues related to the 2025 G7 Leaders' Summit, partly offset by continued growth in our postpaid mobile phone and connected device average subscriber bases
•Wireline data revenues were essentially stable in both the quarter and the first six months of the year, compared to the same periods in 2025, mainly driven by:
•Greater revenues from our AI-powered solutions business driven by growth in Ateko, our systems integrator and managed services practice, Bell Cyber, our cyber security business, and Bell AI Fabric, our full-stack sovereign AI platform that combines scalable infrastructure with managed services, including the impact of small acquisitions made in 2025 and 2026, along with higher traditional business solutions services revenues from greater volumes
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 23

These factors were offset by:
•Lower TV revenues, mainly from the erosion of our satellite TV and IPTV subscriber bases
•Reduced Internet protocol (IP) broadband and legacy data revenues
•Lower Internet revenues as a result of the unfavourable retroactive impact in Q2 2026 from the CRTC decision which finalized wholesale rates for some high-speed Internet access services on our network
•Wireline voice revenues decreased by 5.8% in Q2 2026, and by 5.2% year to date, compared to the same periods in 2025, primarily due to:
•Continued retail residential NAS lines erosion, coupled with business voice declines, driven by technological substitution to wireless and Internet-based services
•The benefit in Q2 2025 from the Canadian Federal Election
These factors were partly offset by the flow-through of residential rate increases.
•Other wireline services revenues decreased by 9.1% in Q2 2026 and by 12.8% in the first half of the year, compared to the same periods in 2025, primarily due to the sale in Q4 2025 of our home security and monitored alarm assets
Bell CTS Canada operating product revenues declined by 16.3% in Q2 2026, and by 4.6% in the first half of the year, compared to the same periods last year.
•Wireless operating product revenues decreased by 6.6% in Q2 2026 and by 6.4% year to date, compared to the same periods last year, as a result of lower wireless device sales to consumers mainly from lower contracted activations due to a greater mix of bring-your-own-device (BYOD) activations and fewer upgrades, partly offset by reduced discounting and a mix shift to higher value handsets. In the first half of the year, wireless product revenues were also unfavourably impacted by lower year-over-year device sales to the government sector.
•Wireline operating product revenues declined by 42.0% in Q2 2026 compared to Q2 2025, due to higher revenues in Q2 2025 from the delivery of our first AI facility in Kamloops, B.C. Conversely, during the first six months of the year, product revenues increased by 1.4%, compared to the same period last year, as the delivery of our second AI facility in Merritt, B.C. in Q1 2026, was moderated by the delivery of our first facility in Q2 2025.
Bell CTS U.S.

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireline data	197	—	197	n.m.	392	—	392	n.m.
Wireline voice	34	—	34	n.m.	70	—	70	n.m.
Other wireline services	3	—	3	n.m.	6	—	6	n.m.
External/operating service revenues	234	—	234	n.m.	468	—	468	n.m.
Total external/operating revenues	234	—	234	n.m.	468	—	468	n.m.
n.m.: not meaningful
Bell CTS U.S. operating revenues were $234 million in Q2 2026 and $468 million in the first half of 2026, compared with nil in the same periods last year, due to the acquisition of Ziply Fiber on August 1, 2025. The operating revenues consisted of service revenues, mainly from wireline data and voice.
•Wireline data revenues totalled $197 million in Q2 2026 and $392 million in the first half of the year, compared to nil in the same periods last year and mainly consisted of:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's FTTP network which benefited from the continued expansion of their FTTP footprint
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet/non-switched access, and other data transport networking options
•Modest TV revenues from the sale of IPTV service
•Wireline voice revenues were $34 million in Q2 2026 and $70 million in the first half of the year, compared with nil in the same periods in 2025. These revenues included traditional local and long distance wireline services, VoIP services and a number of unified messaging services. Voice revenues were unfavourably impacted by ongoing losses due to technological substitution to wireless and Internet-based services.
24 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Operating costs and adjusted EBITDA

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS operating costs	(2,898)	(2,895)	(3)	(0.1%)	(5,907)	(5,742)	(165)	(2.9%)
Bell CTS Canada	(2,759)	(2,895)	136	4.7%	(5,636)	(5,742)	106	1.8%
Bell CTS U.S.	(139)	—	(139)	n.m.	(271)	—	(271)	n.m.
Bell CTS adjusted EBITDA	2,458	2,439	19	0.8%	4,934	4,838	96	2.0%
Margin	45.9%	45.7%		0.2 pts	45.5%	45.7%		(0.2) pts
Bell CTS Canada	2,363	2,439	(76)	(3.1%)	4,737	4,838	(101)	(2.1%)
Margin	46.1%	45.7%		0.4 pts	45.7%	45.7%		—
Bell CTS U.S.	95	—	95	n.m.	197	—	197	n.m.
Margin	40.6%	—		40.6 pts	42.1%	—		42.1 pts
n.m.: not meaningful
Bell CTS operating costs increased modestly by 0.1% in Q2 2026 and by 2.9% in the first half of the year, compared to the same periods last year, due to greater costs from Bell CTS U.S. of $139 million and $271 million, respectively, reflecting the operating expenses of Ziply Fiber as a result of the acquisition on August 1, 2025, mitigated in part by reduced costs in Bell CTS Canada of 4.7% in Q2 2026 and 1.8% year to date.
Bell CTS Canada operating costs decreased by 4.7% in Q2 2026 and by 1.8% in the first half of the year, compared to the same periods in 2025, due to:
•Greater costs in Q2 2025 associated with the revenues from the delivery of our first AI facility in Kamloops, B.C and from the G7 Leaders' Summit
•Lower wireless cost of goods sold driven by reduced product sales
•Cost reduction initiatives attributable to workforce reductions, savings from our customer service centres, and technology and automation-enabled operating efficiencies
These factors were partly offset by:
•Higher costs associated with the revenue growth from our AI-powered solutions business and from traditional business solutions services
•Greater commissions expenses
Additionally, in the first half of the year, year-over-year operating costs were unfavourably impacted by expenses associated with the delivery of our second AI facility in Merritt, B.C. in Q1 2026, along with higher advertising and sponsorship expenses mainly related to the 2026 Olympic Winter Games.
Bell CTS U.S. operating costs were $139 million in Q2 2026 and $271 million in the first half of the year, compared with nil in the same periods last year, reflecting the operating costs of Ziply Fiber due to the acquisition on August 1, 2025. The costs predominantly consisted of labour expenses, network-related costs, payments to other carriers, regulatory costs and various administrative and marketing costs. The expenses reflected ongoing operating efficiencies, primarily from simplification of systems and processes.
Bell CTS adjusted EBITDA increased by 0.8% in Q2 2026 and by 2.0% in the first half of the year, compared to the same periods in 2025, driven by the contribution from Bell CTS U.S. of $95 million and $197 million, respectively, as a result of the acquisition of Ziply Fiber on August 1, 2025, partly offset by a decline in Bell CTS Canada of 3.1% and 2.1%, respectively. The year-over-year adjusted EBITDA growth was driven by higher operating revenues, partly offset by increased operating costs. Bell CTS adjusted EBITDA margin of 45.9% in Q2 2026, increased by 0.2 pts compared to Q2 2025, driven by higher service revenue flow-through coupled with a reduced proportion of lower margin product sales in our total revenue base. Conversely, in the first six months of the year, Bell CTS adjusted EBITDA margin of 45.5% decreased by 0.2 pts compared to the same period in 2025, due to greater operating costs, mainly attributable to the acquisition of Ziply Fiber, partly offset by higher revenue flow-through.
Bell CTS Canada adjusted EBITDA decreased by 3.1% in Q2 2026 and by 2.1% in the first half of the year, compared to the same periods last year, due to lower operating revenues, partly offset by reduced operating expenses. Adjusted EBITDA margin of 46.1% in Q2 2026 increased by 0.4 pts over Q2 2025, driven by operating expense savings from cost reduction initiatives and operating efficiencies, as well as reflecting our disciplined approach to wireless subscriber loadings, along with a reduced proportion of lower margin product sales in our total revenue base, partly offset by lower service revenue flow-through. During the first six months of the year, adjusted EBITDA margin of 45.7% remained unchanged compared to the same period in 2025.
Bell CTS U.S. adjusted EBITDA was $95 million in Q2 2026 and $197 million in the first half of the year, compared to nil in the same periods last year, due to the acquisition of Ziply Fiber. This corresponded to an adjusted EBITDA margin of 40.6% in Q2 2026 and 42.1% year to date.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 25

Adjusted EBIT
Bell CTS

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	2,458	2,439	19	0.8%	4,934	4,838	96	2.0%
less: Severance, acquisition and other costs	(49)	(37)	(12)	(32.4%)	(38)	(273)	235	86.1%
Depreciation and amortization	(1,316)	(1,224)	(92)	(7.5%)	(2,614)	(2,438)	(176)	(7.2%)
Impairment of assets	(6)	(8)	2	25.0%	(11)	(17)	6	35.3%
Adjusted EBIT	1,087	1,170	(83)	(7.1%)	2,271	2,110	161	7.6%
Bell CTS adjusted EBIT (1) in the second quarter of 2026 decreased by $83 million compared to the same period last year, due to higher depreciation and amortization mainly due to the acquisition of Ziply Fiber. On a year-to-date basis in 2026, Bell CTS adjusted EBIT increased by $161 million compared to the same period last year, mainly due to lower severance, acquisition and other costs from lower severance and higher adjusted EBITDA, partly offset by higher depreciation and amortization mainly due to the acquisition of Ziply Fiber.
Bell CTS Canada

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	2,363	2,439	(76)	(3.1%)	4,737	4,838	(101)	(2.1%)
less: Severance, acquisition and other costs	(43)	(37)	(6)	(16.2%)	(27)	(273)	246	90.1%
Depreciation and amortization	(1,215)	(1,224)	9	0.7%	(2,416)	(2,438)	22	0.9%
Impairment of assets	(6)	(8)	2	25.0%	(11)	(17)	6	35.3%
Adjusted EBIT	1,099	1,170	(71)	(6.1%)	2,283	2,110	173	8.2%
Bell CTS Canada adjusted EBIT in the second quarter of 2026 decreased by $71 million compared to the same period last year, mainly due to lower adjusted EBITDA. On a year-to-date basis in 2026, Bell CTS Canada adjusted EBIT increased by $173 million compared to the same period last year, mainly due to lower severance, acquisition and other costs from lower severance and lower depreciation and amortization from a net lower asset base.
Bell CTS U.S.

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	95	—	95	n.m.	197	—	197	n.m.
less: Severance, acquisition and other costs	(6)	—	(6)	n.m.	(11)	—	(11)	n.m.
Depreciation and amortization	(101)	—	(101)	n.m.	(198)	—	(198)	n.m.
Impairment of assets	—	—	—	n.m.	—	—	—	n.m.
Adjusted EBIT	(12)	—	(12)	n.m.	(12)	—	(12)	n.m.
n.m.: not meaningful
Bell CTS U.S. adjusted EBIT in the second quarter of 2026 and on a year-to-date basis in 2026 was ($12) million, compared to nil last year, due to the acquisition of Ziply Fiber on August 1, 2025.

(1)Bell CTS adjusted EBIT is a total of segments measure. See section 8.3, Total of segments measures in this MD&A for more information on this measure.
26 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Bell CTS operating metrics
Wireless

	Q2 2026	Q2 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Mobile phones
Blended ARPU ($/month) (1)	56.30	57.61	(1.31)	(2.3%)	56.45	57.35	(0.90)	(1.6%)
Gross subscriber activations	473,639	510,597	(36,958)	(7.2%)	994,132	979,182	14,950	1.5%
Postpaid	309,481	331,438	(21,957)	(6.6%)	695,692	651,688	44,004	6.8%
Prepaid	164,158	179,159	(15,001)	(8.4%)	298,440	327,494	(29,054)	(8.9%)
Net subscriber activations	57,627	94,479	(36,852)	(39.0%)	62,681	93,883	(31,202)	(33.2%)
Postpaid	41,594	44,547	(2,953)	(6.6%)	58,541	34,949	23,592	67.5%
Prepaid	16,033	49,932	(33,899)	(67.9%)	4,140	58,934	(54,794)	(93.0%)
Blended churn % (average per month) (1)	1.36%	1.36%		—	1.52%	1.45%		(0.07) pts
Postpaid (1)	1.02%	1.06%		0.04 pts	1.18%	1.13%		(0.05) pts
Prepaid (1)	5.63%	5.06%		(0.57) pts	5.80%	5.41%		(0.39) pts
Subscribers (1)	10,380,265	10,382,457	(2,192)	—	10,380,265	10,382,457	(2,192)	—
Postpaid (1)	9,609,020	9,565,385	43,635	0.5%	9,609,020	9,565,385	43,635	0.5%
Prepaid (1)	771,245	817,072	(45,827)	(5.6%)	771,245	817,072	(45,827)	(5.6%)
Mobile connected devices
Net subscriber activations	45,589	97,502	(51,913)	(53.2%)	126,915	133,486	(6,571)	(4.9%)
Subscribers (1)	3,393,596	3,176,916	216,680	6.8%	3,393,596	3,176,916	216,680	6.8%
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Mobile phone blended ARPU of $56.30 in Q2 2026 and $56.45 year to date, declined by 2.3% and 1.6%, respectively, compared to the same periods last year, attributable to:
•The non-recurrence of revenues related to the G7 Leaders' Summit in Q2 2025
•Lower connection fees related to the implementation of a recent CRTC ruling prohibiting certain customer fees
These factors were partly offset by:
•The favourable impact from adjustments to our mobile phone subscriber bases
•Flow-through of rate increases
Year-to-date mobile phone blended ARPU decline was also impacted by competitive pricing pressures on base rate plans in Q1 2026.
Mobile phone gross subscriber activations decreased by 7.2% in Q2 2026, compared to the same period last year, due to both lower postpaid and prepaid gross subscriber activations. In the first half of the year, mobile phone gross subscriber activations increased by 1.5% year over year, due to greater postpaid gross subscriber activations, partly offset by lower prepaid gross subscriber activations.
•Mobile phone postpaid gross subscriber activations decreased by 6.6% in Q2 2026, compared to the same period last year. Despite continued growth in our premium Bell brand, the decline was driven by lower market activity from reduced promotional offer intensity, reflecting lower contracted gross activations, and the unfavourable impact from limited population growth in Canada. Conversely, in the first half of the year, postpaid gross activations increased by 6.8% year over year, mainly due to greater market activity in Q1 2026 from greater promotional offer intensity.
•Mobile phone prepaid gross subscriber activations decreased by 8.4% in the quarter and by 8.9% year to date, compared to the same periods last year, due to limited population growth in Canada along with a decline in international students. Year to date was also impacted by consumer shift to postpaid as a result of more attractive promotional offers on postpaid rate plans in Q1 2026.
Mobile phone net subscriber activations decreased by 39.0% in Q2 2026, compared to the same period in 2025, reflecting lower prepaid and postpaid net subscriber activations. In the first six months of the year, mobile phone net subscriber activations decreased by 33.2%, due to lower prepaid net subscriber activations, partly offset by higher postpaid net subscriber activations.
•Mobile phone postpaid net subscriber activations decreased by 6.6% in the quarter, compared to Q2 2025, due to lower gross activations, partly offset by greater migrations from prepaid and lower deactivations. In the first half of the year, postpaid net subscriber activations increased by 67.5%, compared to last year, due to greater gross subscriber activations and higher migrations from prepaid, partly offset by greater subscriber deactivations.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 27

•Mobile phone prepaid net subscriber activations decreased by 67.9% in Q2 2026 and by 93.0% year to date, compared to the same periods last year, due to lower gross activations, greater migrations to postpaid and increased subscriber deactivations.
Mobile phone blended churn of 1.36% in Q2 2026, was stable to Q2 2025, whereas in the first half of the year, blended churn of 1.52% increased by 0.07 pts, compared to the same period last year.
•Mobile phone postpaid churn of 1.02% in Q2 2026, decreased by 0.04 pts, compared to last year, driven by lower deactivations due to less competitive market activity. Year to date postpaid churn of 1.18% increased by 0.05 pts, compared to last year, due to higher subscriber deactivations driven by greater competitive market activity in Q1 2026 moderated by lower competitive market activity in Q2 2026.
•Mobile phone prepaid churn of 5.63% in Q2 2026 and of 5.80% year to date, increased by 0.57 pts and 0.39 pts, respectively, compared to the same periods last year, due to higher subscriber deactivations.
Mobile phone subscribers at June 30, 2026 totalled 10,380,265, essentially stable to the 10,382,457 subscribers reported at the end of Q2 2025. This consisted of 9,609,020 postpaid subscribers, an increase of 0.5% from 9,565,385 subscribers reported at the end of Q2 2025, and 771,245 prepaid subscribers, a decrease of 5.6% from 817,072 subscribers reported at the end of Q2 2025.
Mobile connected device net subscriber activations decreased by 53.2% in Q2 2026 and by 4.9% year to date, compared to the same periods last year, due to greater business Internet of Things (IoT) deactivations driven largely by one customer, partly offset by lower data devices net losses. The year-to-date decline was also moderated by higher connected cars and consumer IoT net subscriber activations.
Mobile connected device subscribers at June 30, 2026 totalled 3,393,596 up 6.8% from 3,176,916 subscribers reported at the end of Q2 2025.
Wireline data
Internet

	Q2 2026	Q2 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS high-speed Internet net subscriber activations (1) (2)	17,733	4,612	13,121	n.m.	35,515	8,356	27,159	n.m.
Bell CTS Canada	11,601	4,612	6,989	n.m.	25,520	8,356	17,164	n.m.
Bell CTS U.S.	6,132	—	6,132	n.m.	9,995	—	9,995	n.m.
Bell CTS high-speed Internet subscribers (1) (2) (3)	4,911,422	4,577,706	333,716	7.3%	4,911,422	4,577,706	333,716	7.3%
Bell CTS Canada (3)	4,465,897	4,577,706	(111,809)	(2.4%)	4,465,897	4,577,706	(111,809)	(2.4%)
Bell CTS U.S. (3)	445,525	—	445,525	n.m.	445,525	—	445,525	n.m.
Bell CTS residential FTTH Internet net subscriber activations (1) (2)	54,883	47,920	6,963	14.5%	104,408	95,912	8,496	8.9%
Bell CTS Canada	45,271	47,920	(2,649)	(5.5%)	88,021	95,912	(7,891)	(8.2%)
Bell CTS U.S.	9,612	—	9,612	n.m.	16,387	—	16,387	n.m.
Bell CTS residential FTTH Internet subscribers (1) (2) (3)	3,626,608	3,163,062	463,546	14.7%	3,626,608	3,163,062	463,546	14.7%
Bell CTS Canada (3)	3,248,353	3,163,062	85,291	2.7%	3,248,353	3,163,062	85,291	2.7%
Bell CTS U.S. (3)	378,255	—	378,255	n.m.	378,255	—	378,255	n.m.
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(3)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS high-speed Internet net subscriber activations increased by 13,121 in Q2 2026 and by 27,159 year to date, compared to the same periods last year, driven by growth in Bell CTS Canada of 6,989 and 17,164, respectively, coupled with the contribution from Bell CTS U.S of 6,132 and 9,995, respectively, as a result of the acquisition of Ziply Fiber on August 1, 2025. This included year-over-year growth from residential FTTH net subscriber activations of 14.5% in Q2 2026 and 8.9% year to date, compared to the same periods last year, driven by the contribution from Bell CTS U.S. of 9,612 and 16,387, respectively, moderated by a decline in Bell CTS Canada of 2,649 and 7,891, respectively.

28 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Bell CTS Canada high-speed Internet net subscriber activations increased by 6,989 in Q2 2026 to 11,601 and by 17,164 to 25,520 in the first half of the year, compared to the same periods in 2025, including residential FTTH net subscriber activations of 45,271 in Q2 2026 and 88,021 year to date, down 5.5% and 8.2%, respectively, over the same periods in 2025. The year-over-year growth was driven by reduced non-FTTH net losses, partly offset by lower FTTH net activations attributable to slowing market growth from limited population growth in Canada, less new fibre footprint expansion and competitive pressures, mitigated in part by our focus on customer retention and a lower number of customers coming off of promotional offers.
Bell CTS U.S. high-speed Internet net subscriber activations were 6,132 in Q2 2026 and 9,995 in the first half of the year, compared to nil in the same periods last year, as a result of the acquisition of Ziply Fiber. This included residential FTTH net subscriber activations of 9,612 in Q2 2026 and 16,387 in the first half of the year, which benefited from the continued expansion of the fibre footprint, combined with strong fibre penetration, moderated by pressure from cable competitors.
Bell CTS high-speed Internet subscribers totalled 4,911,422 at June 30, 2026, up 7.3% from 4,577,706 subscribers reported at the end of Q2 2025, due to the contribution from Bell CTS U.S. as a result of the acquisition of Ziply Fiber, moderated by a decline in Bell CTS Canada. This included 3,626,608 residential FTTH subscribers, up 14.7% from 3,163,062 subscribers reported at the end of Q2 2025.
Bell CTS Canada high-speed Internet subscribers totalled 4,465,897 at June 30, 2026, down 2.4% from 4,577,706 subscribers reported at the end of Q2 2025. This included 3,248,353 residential FTTH subscribers, up 2.7% from 3,163,062 subscribers reported at the end of Q2 2025.
Bell CTS U.S. high-speed Internet subscribers totalled 445,525 at June 30, 2026, including 378,255 residential FTTH subscribers, compared to nil at the end of Q2 2025, as a result of the acquisition of Ziply Fiber.
Video

	Q2 2026	Q2 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS video net subscriber activations (losses) (1)	8,494	(15,851)	24,345	n.m.	18,382	(31,822)	50,204	n.m.
Bell CTS Canada	8,741	(15,851)	24,592	n.m.	18,844	(31,822)	50,666	n.m.
Bell CTS U.S.	(247)	—	(247)	n.m.	(462)	—	(462)	n.m.
Bell CTS video subscribers (1) (2)	2,164,083	2,099,290	64,793	3.1%	2,164,083	2,099,290	64,793	3.1%
Bell CTS Canada (2)	2,158,706	2,099,290	59,416	2.8%	2,158,706	2,099,290	59,416	2.8%
Bell CTS U.S. (2)	5,377	—	5,377	n.m.	5,377	—	5,377	n.m.
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS video net subscriber activations of 8,494 in Q2 2026 and 18,382 in the first six months of the year, increased by 24,345 and 50,204 net subscribers, respectively, compared to net subscriber losses of 15,851 in Q2 2025 and 31,822 in the first half of 2025, driven by an increase in Bell CTS Canada net subscribers of 24,592 and 50,666, respectively, partly offset by net subscriber losses in Bell CTS U.S. of 247 and 462, respectively, as a result of the acquisition of Ziply Fiber on August 1, 2025.
Bell CTS Canada video net subscriber activations of 8,741 in Q2 2026 and 18,844 in the first six months of the year, increased by 24,592 and 50,666 net subscribers, respectively, compared to net subscriber losses of 15,851 in Q2 2025 and 31,822 in the first half of 2025, driven by our new streaming bundles which launched in the second half of 2025. This was partly offset by greater IPTV net losses, mitigated in part by a higher IPTV attach rate on Internet activations associated with the 2026 FIFA World Cup.
Bell CTS U.S. video net subscriber losses were 247 in Q2 2026 and 462 in the first half of the year, compared to nil in the same periods last year, as a result of the acquisition of Ziply Fiber, reflecting greater deactivations as traditional IPTV services are challenged by customer adoption of OTT services.
Bell CTS video subscribers at June 30, 2026 totalled 2,164,083, up 3.1% from 2,099,290 subscribers reported at the end of Q2 2025, due to an increase in Bell CTS Canada, along with the contribution from Bell CTS U.S. attributable to the acquisition of Ziply Fiber.
Bell CTS Canada video subscribers at June 30, 2026 totalled 2,158,706 up 2.8% from 2,099,290 subscribers reported at the end of Q2 2025.
Bell CTS U.S. video subscribers at June 30, 2026 totalled 5,377, compared to nil at the end of Q2 2025, as a result of the acquisition of Ziply Fiber.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 29

Wireline voice

	Q2 2026	Q2 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS retail residential NAS lines net losses	(41,541)	(44,700)	3,159	7.1%	(87,290)	(92,130)	4,840	5.3%
Bell CTS Canada	(38,227)	(44,700)	6,473	14.5%	(80,355)	(92,130)	11,775	12.8%
Bell CTS U.S.	(3,314)	—	(3,314)	n.m.	(6,935)	—	(6,935)	n.m.
Bell CTS retail residential NAS lines (1)	1,634,888	1,727,911	(93,023)	(5.4%)	1,634,888	1,727,911	(93,023)	(5.4%)
Bell CTS Canada	1,565,952	1,727,911	(161,959)	(9.4%)	1,565,952	1,727,911	(161,959)	(9.4%)
Bell CTS U.S. (1)	68,936	—	68,936	n.m.	68,936	—	68,936	n.m.
n.m.: not meaningful
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS retail residential NAS lines net losses decreased by 7.1% in Q2 2026 and by 5.3% in the first half of the year, compared to the same periods last year, attributable to lower net losses in Bell CTS Canada of 14.5% and 12.8%, respectively, partly offset by net losses in Bell CTS U.S. of 3,314 and 6,935, respectively, compared to nil last year, as a result of the acquisition of Ziply Fiber on August 1, 2025.
Bell CTS Canada retail residential NAS lines net losses decreased by 14.5% in the quarter and by 12.8% in the first half of the year, compared to the same periods in 2025, mainly due to lower customer deactivations, reflecting a reduced number of customers coming off of promotional offers, partly offset by fewer gross activations resulting from continued substitution to wireless and Internet-based technologies, combined with less pull-through on lower Internet activations.
Bell CTS U.S. retail residential NAS lines net losses were 3,314 in Q2 2026 and 6,935 in the first six months of the year, compared with nil in the same periods last year, due to the acquisition of Ziply Fiber. The net losses were impacted by continued substitution to wireless and Internet-based technologies.
Bell CTS retail residential NAS lines of 1,634,888 at June 30, 2026, declined by 5.4% from 1,727,911 lines reported at the end of Q2 2025, due to a decline in Bell CTS Canada, partly offset by the inclusion of Bell CTS U.S. NAS lines due to the acquisition of Ziply Fiber.
Bell CTS Canada retail residential NAS lines of 1,565,952 at June 30, 2026, declined by 9.4% from 1,727,911 lines reported at the end of Q2 2025.
Bell CTS U.S. retail residential NAS lines were 68,936 at June 30, 2026, compared to nil at the end of Q2 2025, as a result of the acquisition of Ziply Fiber.
30 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions of this MD&A.
Assumptions applicable to Bell CTS Canada
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of fifth generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
Assumptions applicable to Bell CTS U.S.
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 31

3.2 Bell Media
This section contains forward-looking statements, including relating to the expected benefits of the partnership between Walmart+ and Crave; and the anticipated expansion of Bell Media's Connected TV inventory resulting from its strategic agreement with TELUS. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Key business developments
Long-term broadcast and streaming rights extension with the CFL
On May 28, 2026, Bell Media and the Canadian Football League (CFL) announced a six-year rights extension, starting with the 2027 season, under which Bell Media will continue as the CFL's majority broadcast and streaming partner across its TSN, RDS, CTV, and Crave platforms. TSN will remain the majority English-language broadcast partner, delivering 60 regular-season games and six of eight playoff games each season, including Thursday Night Football and Friday Night Football. RDS will continue as the exclusive French-language broadcast and streaming partner, covering all Montreal Alouettes games, 25 regular-season matchups and all playoff games. Bell Media will also continue to hold Canadian broadcast and streaming rights to the Grey Cup, which will be available across TSN, RDS, CTV, and Crave.
Broadcast and streaming rights agreement with the WNBA
On May 5, 2026, Bell Media and the Women's National Basketball Association (WNBA) announced a multi-year agreement to broadcast and stream WNBA games in Canada, beginning with the 2026 season. Under the agreement, Bell Media serves as the official media partner of the Toronto Tempo, and TSN carries live coverage of the Toronto Tempo, additional regular-season matchups from across the league, and the vast majority of the WNBA Draft, WNBA All-Star, WNBA Playoffs and WNBA Finals. A select number of Toronto Tempo games are also simulcast on CTV and streamed on Crave.
Exclusive coverage of FIFA World Cup 2026
Bell Media served as the exclusive Canadian broadcaster and streamer of FIFA World Cup 2026, which was hosted in Canada for the first time and concluded on July 19, 2026. Bell Media's coverage of the tournament's 104 matches on TSN, RDS, CTV, Noovo and Crave reached approximately 30.5 million unique Canadian viewers, and the FIFA World Cup 2026 Final became the most-watched FIFA World Cup match ever in Canada, with an average audience of 6.4 million viewers, according to preliminary data from Numeris.
Launch of Walmart+ membership with embedded Crave subscription
On June 4, 2026, Walmart Canada launched Walmart+ in Canada, a new membership program that includes a subscription to Crave Standard with Ads as an embedded streaming benefit at no additional cost to members. The launch expands Crave's distribution in the Canadian retail-membership channel.
Agreement with TELUS to expand live Connected TV advertising
On May 21, 2026, Bell Media announced a strategic agreement with TELUS to expand its Connected TV live advertising inventory across TSN, CTV, and leading English-language specialty channels on the TELUS TV+ platform. The agreement, which represents the first arrangement between a Canadian broadcaster and broadcast distributor to bring live linear ad replacement to market, extends Bell Media's live Connected TV inventory into Alberta and B.C., complementing Bell Media's established footprint in Ontario, Québec and Atlantic Canada.
32 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Financial performance analysis
Q2 2026 performance highlights

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Media results
Revenues

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
External revenues	827	758	69	9.1%	1,516	1,449	67	4.6%
Inter-segment revenues	91	85	6	7.1%	180	169	11	6.5%
Bell Media operating revenues	918	843	75	8.9%	1,696	1,618	78	4.8%
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 33

Bell Media operating revenues increased by 8.9% in Q2 2026, compared to last year, driven by higher advertising, subscriber and other revenues. In the first half of the year, operating revenues increased by 4.8%, compared to 2025, due to higher subscriber and other revenues, partly offset by lower advertising revenues. Operating revenues reflected year-over-year growth from digital revenues (1) of 5.8% in Q2 2026 and of 6.8% year to date.
•Advertising revenues increased by 5.3% in Q2 2026, compared to last year, attributable to strong cross-platform sports performance driven by the success of the broadcast of the 2026 FIFA World Cup, which also contributed to the growth in digital video advertising revenues, including increased adoption of ad-supported subscription tiers on Crave, highlighting Bell Media's ongoing shift to digital advertising platforms. The growth in Q2 2026 advertising revenues was moderated by continued softness in traditional advertising demand, coupled with lower audio revenues following the divestitures in 2025 of 45 radio stations and the non-recurrence of advertising revenues from the 2025 Canadian Federal Election. Conversely, in the first half of the year, advertising revenues declined by 3.9%, as the lower demand for traditional advertising, radio station divestitures, the unfavourable year-over-year impact from the 2025 Canadian Federal Election and the shift in advertising dollars to the principal broadcaster of the 2026 Olympic Winter Games more than offset the favourable factors discussed above.
•Subscriber revenues grew by 6.7% in Q2 2026 and by 9.2% year to date, compared to the same periods last year, due to strong growth in Crave and sports streaming revenues primarily from higher DTC streaming subscribers, including the favourable impact from Canadian original content and the 2026 FIFA World Cup, partly offset by ongoing erosion in BDU subscribers. In the first six months of the year, the growth in subscriber revenues was also favourably impacted by a retroactive adjustment related to a contract with a Canadian TV distributor.
•Other revenues increased in Q2 2026 and in the first six months of the year, compared to the same periods last year, due to higher year-over-year revenues from F1 Canadian Grand Prix 2026 and higher program sales, driven mainly by the acquisition of Sphere Abacus in May 2025 and the distribution of Canadian original content.
Operating costs and adjusted EBITDA

	Q2 2026	Q2 2025	$ change	% change		YTD 2026	YTD 2025	$ change	% change
Operating costs	(674)	(608)	(66)	(10.9%)		(1,297)	(1,224)	(73)	(6.0%)
Adjusted EBITDA	244	235	9	3.8%		399	394	5	1.3%
Adjusted EBITDA margin	26.6%	27.9%		(1.3)	pts	23.5%	24.4%		(0.9)	pts
Bell Media operating costs increased by 10.9% in Q2 2026 and by 6.0% in the first half of the year, compared to the same periods last year, due to:
•Greater costs associated with the 2026 FIFA World Cup and F1 Canadian Grand Prix 2026
•Increased content costs including contractual rights increases to support growth in Crave, along with escalating costs for sports broadcasting rights
•The operating expenses of Sphere Abacus as a result of the acquisition in May 2025
These factors were partly offset by:
•Savings from cost reduction initiatives, mainly workforce reductions
•Lower expenses due to radio station divestitures in 2025
In the first six months of the year, the year-over-year operating costs were also favourably impacted by the rescinded Canadian federal digital services tax.
Bell Media adjusted EBITDA increased by 3.8% in Q2 2026 and by 1.3% in the first half of the year, compared to the same periods last year, driven by increased operating revenues, partly offset by higher operating costs.

(1)Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand (VOD) services.
34 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Adjusted EBIT

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	244	235	9	3.8%	399	394	5	1.3%
less: Severance, acquisition and other costs	(1)	(4)	3	75.0%	(6)	(15)	9	60.0%
Depreciation and amortization	(60)	(63)	3	4.8%	(118)	(121)	3	2.5%
Impairment of assets	—	—	—	n.m.	—	—	—	n.m.
Adjusted EBIT	183	168	15	8.9%	275	258	17	6.6%
n.m.: not meaningful
Bell Media adjusted EBIT in the second quarter of 2026 increased by $15 million compared to the same period last year, mainly due to a higher adjusted EBITDA. On a year-to-date basis in 2026, Bell Media adjusted EBIT increased by $17 million compared to the same period last year, mainly due to lower severance, acquisition and other costs.
Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 35

4 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt

	June 30, 2026	December 31, 2025	$ change	% change
Long-term debt	37,522	34,904	2,618	7.5%
less: 50% of junior subordinated debt (1)	(2,946)	(2,149)	(797)	(37.1%)
Debt due within one year	4,254	6,155	(1,901)	(30.9%)
50% of preferred shares (2)	1,608	1,644	(36)	(2.2%)
Cash	(477)	(314)	(163)	(51.9%)
Cash equivalents	(2)	(6)	4	66.7%
Net debt (3)	39,959	40,234	(275)	(0.7%)
(1)50% of junior subordinated debt is excluded as it has been afforded equity treatment by certain credit rating agencies.
(2)50% of outstanding preferred shares of $3,216 million and $3,288 million at June 30, 2026 and December 31, 2025, respectively, are classified as debt consistent with the treatment by certain credit rating agencies.
(3)Net debt is a non-GAAP financial measure. See section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
The decrease of $1,901 million in debt due within one year and the increase of $2,618 million in long-term debt were due to:
•the issuance by Bell Canada of Series D Fixed-to-Fixed Rate Junior Subordinated Notes (Series D Notes), with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Fixed-to-Fixed Rate Junior Subordinated Notes (Series E Notes), with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-69 MTN debentures, with a total principal amount of $900 million
•the issuance by Bell Canada of Series M-70 MTN debentures, with a total principal amount of $700 million
•the issuance by Bell Canada of Series US-11 Notes, with a total principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars)
•an increase in outstanding loans of $212 million in U.S. dollars ($291 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•a net increase of $448 million mainly due to foreign exchange fluctuations on U.S. debt for which we have entered into hedges, partly offset by lower lease liabilities and other debt. Refer to section 4.5, Financial risk management, of this MD&A for more details.
Partly offset by:
•a decrease in notes payable (net of issuances) of $1,971 million
•the repayment at maturity of Series 1 Notes, with a total principal amount of $125 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars) of:
•a principal amount of $353 million in U.S. dollars ($491 million in Canadian dollars) of its Series US-1 Notes, that had an outstanding principal amount of $1,150 million in U.S. dollars ($1,601 million in Canadian dollars)
•a principal amount of $98 million in U.S. dollars ($136 million in Canadian dollars) of its Series US-2 Notes, that had an outstanding principal amount of $426 million in U.S. dollars ($593 million in Canadian dollars)
•a principal amount of $109 million in U.S. dollars ($152 million in Canadian dollars) of its Series US-4 Notes, that had an outstanding principal amount of $421 million in U.S. dollars ($587 million in Canadian dollars)
•a principal amount of $91 million in U.S. dollars ($127 million in Canadian dollars) of its Series US-5 Notes, that had an outstanding principal amount of $417 million in U.S. dollars ($581 million in Canadian dollars)
•a principal amount of $84 million in U.S. dollars ($117 million in Canadian dollars) of its Series US-6 Notes, that had an outstanding principal amount of $459 million in U.S. dollars ($639 million in Canadian dollars)
•a principal amount of $143 million in U.S. dollars ($199 million in Canadian dollars) of its Series US-7 Notes, that had an outstanding principal amount of $533 million in U.S. dollars ($742 million in Canadian dollars)
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million of:
•a principal amount of $60 million of its Series M-3 MTN debentures, that had an outstanding principal amount of $200 million
•a principal amount of $301 million of its Series M-39 MTN debentures, that had an outstanding principal amount of $395 million
•a principal amount of $367 million of its Series M-45 MTN debentures, that had an outstanding principal amount of $400 million
•a principal amount of $345 million of its Series M-52 MTN debentures, that had an outstanding principal amount of $1,000 million
•a principal amount of $380 million of its Series M-60 MTN debentures, that had an outstanding principal amount of $600 million
•a decrease in debt of $290 million due to an early debt redemption gain as a result of the tender offers described above
36 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

The increase in cash of $163 million and the decrease in cash equivalents of $4 million were mainly due to:
•$5,036 million of issuance of long-term debt
•$3,311 million of cash flows from operating activities
•$107 million from initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026
Partly offset by:
•$2,611 million repayment of long-term debt, excluding principal payment of lease liabilities
•$1,971 million decrease in notes payable (net of issuances)
•$1,921 million of capital expenditures
•$816 million of dividends paid on BCE common shares
•$499 million principal payment of lease liabilities
•$116 million of cash flows from other financing activities which includes early debt redemption costs
•$95 million purchase of shares for settlement of share-based payments
•$74 million increase in investments
•$72 million of dividends paid on BCE preferred shares
•$62 million paid for the repurchase of BCE preferred shares

4.2 Outstanding share data

Common shares outstanding	Number of shares
Outstanding, June 30, 2026	932,525,817

Stock options outstanding	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2026	5,503,174	62
Granted	3,341,630	36
Forfeited or expired	(82,575)	63
Outstanding, June 30, 2026	8,762,229	52
Exercisable, June 30, 2026	5,420,599	62
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 37

4.3 Cash flows

	Q2 2026	Q2 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Cash flows from operating activities	2,162	1,947	215	11.0%	3,311	3,518	(207)	(5.9%)
Capital expenditures	(1,080)	(763)	(317)	(41.5%)	(1,921)	(1,492)	(429)	(28.8%)
Cash dividends paid on preferred shares	(36)	(38)	2	5.3%	(72)	(77)	5	6.5%
Cash dividends paid by subsidiaries to NCI	(12)	—	(12)	n.m.	(24)	(13)	(11)	(84.6%)
Income taxes paid on significant divestitures	—	—	—	—	542	—	542	n.m.
Acquisition and other costs paid	8	6	2	33.3%	10	14	(4)	(28.6%)
Free cash flow	1,042	1,152	(110)	(9.5%)	1,846	1,950	(104)	(5.3%)
Principal payment of lease liabilities	(258)	(278)	20	7.2%	(499)	(582)	83	14.3%
Free cash flow after payment of lease liabilities (1)	784	874	(90)	(10.3%)	1,347	1,368	(21)	(1.5%)
Business acquisitions	(17)	(24)	7	29.2%	(24)	(23)	(1)	(4.3%)
Business dispositions	—	36	(36)	(100.0%)	1	38	(37)	(97.4%)
Increase in investments	(26)	(9)	(17)	n.m.	(74)	(17)	(57)	n.m.
Decrease in investments	2	—	2	n.m.	11	—	11	n.m.
Income taxes paid on significant divestitures	—	—	—	—	(542)	—	(542)	n.m.
Acquisition and other costs paid	(8)	(6)	(2)	(33.3%)	(10)	(14)	4	28.6%
Decrease in short-term investments	—	—	—	—	—	400	(400)	(100.0%)
Spectrum licences	—	—	—	—	(13)	—	(13)	n.m.
Other investing activities	(6)	10	(16)	n.m.	(11)	5	(16)	n.m.
(Decrease) increase in notes payable	(1,149)	405	(1,554)	n.m.	(1,971)	(726)	(1,245)	n.m.
Issue of long-term debt	2,647	318	2,329	n.m.	5,036	4,755	281	5.9%
Repayment of long-term debt, excluding principal payment of lease liabilities	(2,554)	(1,447)	(1,107)	(76.5%)	(2,611)	(5,399)	2,788	51.6%
Purchase of shares for settlement of share-based payments	(33)	(32)	(1)	(3.1%)	(95)	(96)	1	1.0%
Repurchase of preferred shares	(30)	(39)	9	23.1%	(62)	(76)	14	18.4%
Cash dividends paid on common shares	(408)	(608)	200	32.9%	(816)	(1,210)	394	32.6%
Other financing activities	(101)	(20)	(81)	n.m.	(116)	(67)	(49)	(73.1%)
	(1,683)	(1,416)	(267)	(18.9%)	(1,297)	(2,430)	1,133	46.6%
Effect of currency exchange rate changes on cash and cash equivalents	2	—	2	n.m.	2	—	2	n.m.
Net (decrease) increase in cash	(890)	(542)	(348)	(64.2%)	56	(1,065)	1,121	n.m.
Net increase in cash on initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026	—	—	—	—	107	—	107	n.m.
Net (decrease) increase in cash equivalents	(7)	—	(7)	n.m.	(4)	3	(7)	n.m.
n.m.: not meaningful
(1)Free cash flow after payment of lease liabilities is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
38 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Cash flows from operating activities and free cash flow
Cash flows from operating activities in the second quarter of 2026 increased by $215 million, compared to the same period last year, mainly due to lower severance and other costs paid, lower income taxes paid and higher adjusted EBITDA, partly offset by higher interest paid.
Cash flows from operating activities on a year-to-date basis in 2026 decreased by $207 million, compared to the same period last year, mainly due to higher income taxes paid resulting from significant divestitures of $542 million and higher interest paid, partly offset by lower severance and other costs paid and higher adjusted EBITDA.
Free cash flow in the second quarter of 2026 decreased by $110 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
Free cash flow on a year-to-date basis in 2026 decreased by $104 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
Capital expenditures

	Q2 2026	Q2 2025	$ change	% change		YTD 2026	YTD 2025	$ change	% change
Bell CTS	1,035	727	(308)	(42.4%)		1,848	1,431	(417)	(29.1%)
Capital intensity (1)	19.3%	13.6%		(5.7)	pts	17.0%	13.5%		(3.5)	pts
Bell CTS Canada	872	727	(145)	(19.9%)		1,529	1,431	(98)	(6.8%)
Capital intensity	17.0%	13.6%		(3.4)	pts	14.7%	13.5%		(1.2)	pts
Bell CTS U.S.	163	—	(163)	n.m.		319	—	(319)	n.m.
Capital intensity	69.7%	—		(69.7)	pts	68.2%	—		(68.2)	pts
Bell Media	45	36	(9)	(25.0%)		73	61	(12)	(19.7%)
Capital intensity	4.9%	4.3%		(0.6)	pts	4.3%	3.8%		(0.5)	pts
BCE	1,080	763	(317)	(41.5%)		1,921	1,492	(429)	(28.8%)
Capital intensity	17.5%	12.5%		(5.0)	pts	15.6%	12.4%		(3.2)	pts
n.m.: not meaningful
(1)Capital intensity is defined as capital expenditures divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
BCE capital expenditures were $1,080 million in Q2 2026 and $1,921 million in the first half of the year, up $317 million and $429 million, respectively, compared to the same periods last year. This corresponded to a capital intensity ratio of 17.5% in Q2 2026 and 15.6% year to date, up 5.0 pts and 3.2 pts, respectively, year over year. The increases in capital expenditures over last year reflected the following:
•Capital expenditures in Bell CTS U.S. of $163 million in Q2 2026 and $319 million year to date, compared to nil in the same periods last year, as a result of the acquisition of Ziply Fiber on August 1, 2025. Capital spending was focused on the continued expansion of Ziply Fiber's FTTP network in the U.S.
•Greater capital spending in Bell CTS Canada of $145 million in Q2 2026 and $98 million year to date, compared to the same periods last year, driven by higher capital investments to support the growth in our Bell AI Fabric business as we continue to build out data centres, partly offset by slower FTTP footprint expansion in Canada
•Higher capital spending in Bell Media of $9 million in Q2 2026 and $12 million year to date, compared to the same periods last year, driven by greater investments to support digital growth
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 39

Debt instruments
2026
In the second quarter of 2026, we repaid debt, net of issuances. This included:
•$2,812 million repayment of long-term debt comprised of:
•the repayment at maturity of Series 1 Notes, with a total principal amount of $125 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars), of an aggregate principal amount of $878 million in U.S. dollars ($1,222 million in Canadian dollars), representing part of the outstanding principal amount of six of its series of U.S. notes. Refer to section 4.1, Net Debt, of this MD&A for more details.
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million, of an aggregate principal amount of $1,453 million representing part of the outstanding principal amount of five of its series of MTN debentures. Refer to section 4.1, Net Debt, of this MD&A for more details.
•principal payment of lease liabilities of $258 million
•net payments of other debt of $44 million
•$1,149 million repayments (net of issuance) of notes payable
Partly offset by:
•$2,647 million issuance of long-term debt comprised of:
•the issuance by Bell Canada of Series M-69 MTN debentures, with a total principal amount of $900 million
•the issuance by Bell Canada of Series M-70 MTN debentures, with a total principal amount of $700 million
•the issuance by Bell Canada of Series US-11 Notes, with a total principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars)
•an increase in outstanding loans of $110 million in U.S. dollars ($152 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•partly offset by $4 million of discounts on our debt issuances
In the first half of 2026, we repaid debt, net of issuances. This included:
•$3,110 million repayment of long-term debt comprised of:
•the repayment at maturity of Series 1 Notes, with a total principal amount of $125 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars), of an aggregate principal amount of $878 million in U.S. dollars ($1,222 million in Canadian dollars), representing part of the outstanding principal amount of six of its series of U.S. notes. Refer to section 4.1, Net Debt, of this MD&A for more details.
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million, of an aggregate principal amount of $1,453 million representing part of the outstanding principal amount of five of its series of MTN debentures. Refer to section 4.1, Net Debt, of this MD&A for more details.
•principal payment of lease liabilities of $499 million
•net payments of other debt of $101 million
•$1,971 million repayments (net of issuance) of notes payable
Partly offset by:
•$5,036 million issuance of long-term debt comprised of:
•the issuance by Bell Canada of Series D Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-69 MTN debentures, with a total principal amount of $900 million
•the issuance by Bell Canada of Series M-70 MTN debentures, with a total principal amount of $700 million
•the issuance by Bell Canada of Series US-11 Notes, with a total principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars)
•an increase in outstanding loans of $212 million in U.S. dollars ($291 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•partly offset by $4 million of discounts on our debt issuances

40 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

2025
In the second quarter of 2025, we repaid debt, net of issuances. This included:
•$1,725 million repayment of long-term debt comprised of:
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $602 million, of an aggregate principal amount of $700 million, representing part of the outstanding principal amount of four of its series of MTN debentures.
•the repayment of the outstanding loan of $600 million in U.S. dollars ($814 million in Canadian dollars) under the Bell Mobility trade loan agreement
•principal payment of lease liabilities of $278 million
•net payments of other debt of $31 million
Partly offset by:
•$405 million issuance (net of repayments) of notes payable
•$318 million issuance of long-term debt comprised of an increase in outstanding loans of $228 million in U.S. dollars ($315 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement and $3 million issuance of other debt
In the first half of 2025, we repaid debt, net of issuances. This included:
•$5,981 million repayment of long-term debt comprised of:
•the repayment at maturity of Series M-47 MTN debentures with a total principal amount of $1,500 million
•the repayment at maturity of Series M-49 MTN debentures with a total principal amount of $600 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars), of an aggregate principal amount of $844 million in U.S. dollars ($1,205 million in Canadian dollars), representing part of the outstanding principal amount of five of its series of U.S. notes.
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,498 million, of an aggregate principal amount of $1,831 million representing part of the outstanding principal amount of four of its series of MTN debentures.
•the repayment of the outstanding loan of $600 million in U.S. dollars ($814 million in Canadian dollars) under the Bell Mobility trade loan agreement
•principal payment of lease liabilities of $582 million
•net payments of other debt of $84 million
•$726 million repayment (net of issuances) of notes payable
Partly offset by:
•$4,755 million issuance of long-term debt comprised of:
•the issuance of Fixed-to-Fixed Rate Junior Subordinated Notes, Series A, with a total principal amount of $1,000 million U.S. dollars ($1,416 million in Canadian dollars)
•the issuance of Fixed-to-Fixed Rate Junior Subordinated Notes, Series B, with a total principal amount of $1,250 million U.S. dollars ($1,771 million in Canadian dollars)
•the issuance of Fixed-to-Fixed Rate Junior Subordinated Notes, Series C, with a total principal amount of $1,250 million
•an increase in outstanding loans of $228 million in U.S. dollars ($315 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•$3 million issuance of other debt
Repurchase of preferred shares
2026
For the three and six months ended June 30, 2026, BCE repurchased and canceled 1,369,920 and 2,886,461 First Preferred Shares under its normal course issuer bid (NCIB) for a total cost of $30 million and $62 million, respectively.
2025
For the three and six months ended June 30, 2025, BCE repurchased and canceled 2,275,526 and 4,362,531 First Preferred Shares under its NCIB for a total cost of $39 million and $76 million, respectively.

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 41

Cash dividends paid on common shares
In the second quarter of 2026, cash dividends paid on common shares decreased by $200 million compared to Q2 2025, due to a lower dividend paid in Q2 2026 of $0.4375 per common share compared to $0.9975 per common share in Q2 2025.
In the first half of 2026, cash dividends paid on common shares decreased by $394 million compared to the same period last year, due to a lower dividend paid in the first half of 2026 of $0.8750 per common share compared to $1.9950 per common share in the first half of 2025.

4.4 Post-employment benefit plans
For the three months ended June 30, 2026, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $441 million, due to a higher-than-expected return on plan assets, partly offset by a decrease in the discount rate of 4.9% at June 30, 2026, compared to 5.0% at March 31, 2026 and an increase in the effect of the asset limit.
For the six months ended June 30, 2026, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $462 million, due to a higher-than-expected return on plan assets, partly offset by an increase in the effect of the asset limit. The discount rate of 4.9% at June 30, 2026 did not change compared to December 31, 2025.
For the three months ended June 30, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $108 million, due to an increase in the discount rate of 4.8% at June 30, 2025, compared to 4.7% at March 31, 2025, partly offset by a lower-than-expected return on plan assets.
For the six months ended June 30, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $207 million, due to an increase in the discount rate of 4.8% at June 30, 2025, compared to 4.7% at December 31, 2025, partly offset by an increase in the effect of the asset limit.

4.5 Financial risk management
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			June 30, 2026		December 31, 2025
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	33,581	33,837	31,236	31,286
42 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	Classification	Fair value
		Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
June 30, 2026
Publicly-traded and privately-held investments (3) (4)	Other non-current assets	352	184	—	168
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(268)	—	(268)	—
Investments	Other non-current assets	247	—	247	—
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(513)	—	(513)	—
Investments	Other non-current assets	246	—	246	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in OCI in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to the Deficit in the statements of financial position when realized.
(4)In Q1 2026, our investment in the Montréal Canadiens was reclassified to Investments in associates and joint ventures in the statements of financial position.
Market risk
Currency exposures
In 2026, following the repurchase of a portion of certain U.S. dollar debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $353 million in U.S. dollars ($464 million in Canadian dollars) relating to our Series US-1 Notes, $98 million in U.S. dollars ($132 million in Canadian dollars) relating to our Series US-2 Notes, $109 million in U.S. dollars ($139 million in Canadian dollars) relating to our Series US-4 Notes, $91 million in U.S. dollars ($114 million in Canadian dollars) relating to our Series US-5 Notes, $84 million in U.S. dollars ($106 million in Canadian dollars) relating to our Series US-6 Notes and $143 million in U.S. dollars ($182 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $82 million.
In 2026, we entered into cross currency interest rate swaps with a notional amount of $650 million in U.S. dollars ($899 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-11 Notes maturing in 2036. The fair value of the cross currency interest rate swaps at June 30, 2026 was a net asset of $6 million recognized in Other current assets, Other non-current assets and Other non-current liabilities in the statements of financial position.
In 2026, we entered into amortizing cross currency interest rate swaps with a notional amount of $213 million in U.S. dollars ($292 million in Canadian dollars) to hedge the U.S. currency exposure of other debt maturing in 2029. The fair value of the amortizing cross currency interest rate swaps at June 30, 2026 was a net asset of $9 million recognized in Other current assets, Other non-current assets and Other non-current liabilities in the statements of financial position.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 43

The following table provides further details on our outstanding foreign currency forward contracts and options at June 30, 2026.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,132	CAD	1,604	2026	Loans
Cash flow	USD	425	CAD	589	2026	Commercial paper
Cash flow	USD	442	CAD	587	2026	Anticipated purchases
Cash flow	PHP	4,752	CAD	110	2026	Anticipated purchases
Cash flow	USD	440	CAD	589	2027	Anticipated purchases
Cash flow	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	60	CAD	79	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	261	USD	180	2026	Anticipated purchases
Economic - put options	USD	80	CAD	105	2026	Anticipated purchases
Economic - put options	CAD	67	USD	50	2026	Anticipated purchases
Economic - call options	USD	75	CAD	99	2027	Anticipated purchases
Economic - put options	USD	60	CAD	79	2027	Anticipated purchases
Economic - options (2)	USD	44	CAD	59	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
Economic - put options	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	—	CAD	7	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10 % depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $42 million (gain of $3 million) recognized in net earnings at June 30, 2026 and a gain of $16 million (gain of $13 million) recognized in OCI at June 30, 2026, with all other variables held constant.
Interest rate exposures
In 2026, following the repurchase of a portion of our Series M-45 MTN debentures prior to maturity, we terminated the corresponding interest rate swaps with a notional amount of $200 million used to hedge the fair value of these debentures and interest rate swaps with a notional amount of $200 million to hedge the interest cost of these debentures. The fair value of the interest rate swaps at the date of termination was a net liability of $8 million, of which $5 million and $3 million is reflected in the initial fair value of the interest rate swaps relating to our Series EO Notes and Series M-45 MTN debentures, respectively.
In 2026, we entered into interest rate swaps to hedge the fair value and interest cost of debt instruments as follows:

Debt		Fair value hedge		Hedge of interest cost
Series	Maturity	Notional amount	Maturity	Notional amount	Maturity
E Notes	2056	750	2036	750	2031
EH Notes	2041	400	2041	400	2031
EO Notes	2053	150	2046	150	2031-2032
EU Notes	2054	150	2046	150	2032
M-45 MTN debentures	2047	33	2047	33	2028
M-61 MTN debentures	2053	400	2046	400	2031
M-68 MTN debentures	2033	750	2029	—	—
M-70 MTN debentures	2056	700	2046	700	2031
The fair value of these interest rate swaps at June 30, 2026 was a net liability of $1 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position and reflects an initial liability of $8 million, as described above.
A 1 % increase (decrease) in interest rates would result in a loss of $24 million (gain of $12 million) recognized in net earnings and a gain of $87 million (loss of $83 million) recognized in OCI for the six months ended June 30, 2026, with all other variables held constant.
44 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2026 and December 31, 2025 was a net liability of $219 million and $187 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $62 million and $29 million for the three and six months ended June 30, 2026, respectively, and a loss of $43 million and $42 million for the three and six months ended June 30, 2025, respectively, relating to the equity forward contracts is recognized in Other income (expense) in the consolidated income statements (income statements).
A 5 % increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $15 million recognized in net earnings at June 30, 2026, with all other variables held constant.

4.6 Credit ratings
BCE's and Bell Canada's key credit ratings remain unchanged from those described in section 6.6, Credit ratings of the BCE 2025 Annual MD&A.

4.7 Liquidity
This section contains forward-looking statements, including relating to the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre; and the approximately $1.7 billion of capital expenditure expected for this data centre and the timing of this expenditure. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Available liquidity
Total available liquidity (1) at June 30, 2026 was $4.6 billion, comprised of $477 million in cash, $2 million in cash equivalents, $700 million available under our securitized receivables program and $3.4 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $0.6 billion of commercial paper outstanding).
Total available liquidity at December 31, 2025 was $2.5 billion, comprised of $314 million in cash, $6 million in cash equivalents, $700 million available under our securitized receivables program and $1.5 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $2.5 billion of commercial paper outstanding).
We expect that our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financings will permit us to meet our cash requirements in 2026 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements. We also expect to have sufficient liquidity from our cash on hand and potential debt financings to fund the development of our previously announced Saskatchewan AI data centre for which we expect to require approximately $1.7 billion of incremental capital expenditures, with approximately $1.3 billion to be incurred in 2026.
Should our 2026 cash requirements exceed our cash, cash equivalents, short-term investments, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.
We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.
Credit facilities
On January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made under the unsecured committed term loan agreement of $700 million in U.S. dollars ($972 million in Canadian dollars) that Bell Canada entered into on April 14, 2025, to finance certain purchase obligations. On April 13, 2026, a fifth loan advance of $110 million in U.S. dollars ($152 million in Canadian dollars) was made. As a result, the $700 million in U.S. dollars ($972 million in Canadian dollars) term loan facility is fully drawn. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.

(1)Available liquidity is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 45

5 Quarterly financial information

BCE’s Q2 2026 Financial Statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by the BCE Board on August 5, 2026.
The following table, which was also prepared in accordance with IFRS Accounting Standards, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues
Service	5,491	5,350	5,439	5,329	5,267	5,172	5,287	5,286
Product	685	818	965	720	818	758	1,135	685
Total operating revenues	6,176	6,168	6,404	6,049	6,085	5,930	6,422	5,971
Adjusted EBITDA	2,702	2,631	2,664	2,762	2,674	2,558	2,605	2,722
Severance, acquisition and other (costs) income	(50)	6	(147)	(82)	(41)	(247)	(154)	(49)
Depreciation	(985)	(983)	(1,002)	(969)	(949)	(941)	(933)	(934)
Amortization	(391)	(373)	(368)	(340)	(338)	(331)	(317)	(325)
Impairment of assets	(6)	(5)	(40)	(970)	(8)	(9)	(4)	(2,113)
Net (losses) gains on investments	(2)	(1)	52	5,175	(8)	(2)	(1)	66
Net earnings (loss)	629	667	632	4,555	644	683	505	(1,191)
Net earnings (loss) attributable to common shareholders	558	616	594	4,502	579	630	461	(1,237)
EPS - basic and diluted	0.60	0.66	0.64	4.84	0.63	0.68	0.51	(1.36)
Weighted average number of common shares outstanding – basic (millions)	932.5	932.5	932.5	932.5	930.9	920.3	912.3	912.3

46 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as updated in the BCE 2026 First Quarter MD&A.

6.1 Canadian regulatory environment
Telecommunications Act
Review of mobile wireless services
In Q3 2023, we began providing mobile virtual network operator (MVNO) access service on Bell Mobility’s network in certain regions. On July 13, 2023, the CRTC accepted a request from Québecor Media Inc. to initiate Final Offer Arbitration in respect of rates for MVNO access service from Bell Mobility. On October 10, 2023, the CRTC selected the rate proposed by Bell Mobility. On August 29, 2024, the CRTC denied a Part 1 application from Québecor Media Inc. regarding the start date for the MVNO access service from Bell Mobility and set September 12, 2024 as the start date for Bell Mobility’s MVNO access service, directing the parties to enter into an MVNO access agreement by such date. Québecor Media Inc. is now receiving MVNO access from Bell Mobility under this agreement.
On November 27, 2024, Québecor Media Inc. asked the CRTC to review and vary its previous decision and to order Bell Mobility to reimburse them for the difference between the roaming fees Québecor Media Inc. paid from October 10, 2023 to September 12, 2024, and the amount Québecor Media Inc. would have paid if the MVNO access rate had been used during this time. The CRTC denied the application on May 11, 2026.
Bill C-8, An Act Respecting Cyber Security
On June 15, 2026, Royal Assent was given to Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts (Bill C-8). Bill C-8 includes changes to the Telecommunications Act that enable the federal government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to high-risk suppliers, such as Huawei and ZTE. Bill C-8 also gives the federal cabinet and the Innovation, Science and Economic Development Canada (ISED) Minister additional order-making powers and establishes greater supply chain scrutiny, incidence reporting and response, annual reviews and an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. Part 2 of Bill C-8 enacts the Critical Cyber Systems Protection Act, which establishes a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. It is unclear at this time what impact the legislative changes could have on our business and financial results.
Review of the wholesale high-speed access service framework
On April 24, 2026, in Telecom Order CRTC 2026-77, the CRTC established final rates for most rate elements of aggregated wholesale HSA over FTTP services of Bell Canada, Telus Communications Inc. and Saskatchewan Telecommunications. Three separate applications to review and vary these rates have been filed with the CRTC by independent resellers.
Broadcasting Act
Broadcasting Notice of Consultation CRTC 2024-288
On November 15, 2024, the CRTC issued Broadcasting Notice of Consultation CRTC 2024‑288, The Path Forward – Defining “Canadian Program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This consultation will modernize the definition of Canadian content and will also explore the types of expenditures that traditional broadcasting undertakings and online undertakings should make towards this content. On November 18, 2025, the CRTC announced a revised definition of Canadian content, raising the required number of creative positions to be held by Canadians and implementing a graduated threshold for Canadian copyright ownership. In-house productions by Canadian broadcasters continue to qualify as Canadian content and remain exempt from the CRTC’s formal certification process. In addition, the CRTC determined that foreign streaming services must publicly release their Canadian broadcasting revenues and spending on Canadian content, which Canadian broadcasters currently do. A number of parties sought leave to appeal the CRTC’s decision. On March 27, 2026, the Federal Court of Appeal dismissed these appeals as being premature stating that the CRTC had only issued a general policy statement and not a final decision. It is possible that these parties will seek leave to appeal again once the CRTC issues binding decisions. The outcome and timing of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.
On May 21, 2026, the CRTC published a second "Path Forward" decision regarding Canadian content as part of its implementation of the Online Streaming Act, which focuses on Canadian Programming Expenditures (CPE). CPE requirements for Canadian broadcasting ownership groups will be reduced to a uniform 25% of revenue, down from 30–45%. Revenues generated by our sports and streaming services (Crave) are now included in the revenue base, with the associated CPE spend made by these services included in our group requirement. Foreign streamers will now have to contribute 15% (including the initial 5% base contribution) of their Canadian revenue to Canadian programming. Broadcasting ownership groups, including
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 47

foreign streamers, with more than $100 million in Canadian revenues will be required to allocate 30% of their CPE to “enhanced partnerships” with Canadian independent producers (foreign streamers can also meet this requirement by partnering with a Canadian broadcaster). Those requirements will be imposed and finalized through tailored conditions as part of licence renewal.
On May 21, 2026, the CRTC issued a third "Path Forward" decision about discoverability of Canadian and Indigenous content and services, and support for services of exceptional importance. Broadcasting ownership groups, including foreign streamers, with more than $100 million in Canadian revenues (excluding the Canadian Broadcasting Corporation) will be required to contribute 1.55% of their Canadian revenue to a new services of exceptional importance fund (SEIF) that supports “must carry” 9.1(1)(h) services such as CPAC, OMNI and APTN. Contributions to the SEIF will count toward CPE requirements. Once implemented, the SEIF will replace the mandated wholesale fees currently payable by Bell TV to 9.1(1)(h) services. SEIF is to be calculated on the revenue base of both Bell TV and Bell Media.
As Bell Media already exceeded its CPE obligations, there is no material impact resulting from these decisions.
On June 3, 2026, the federal government announced its intention to provide $600 million annually in financial support to Canada’s audio and audio-visual sectors. In addition, they will direct the CRTC to review its recent decisions described above to regulate online streamers and Canadian broadcasters and will release policy directions that will focus on maintaining affordability, preserving consumer choice and ensuring regulatory flexibility for both Canadian broadcasters and foreign online streaming services. At this time, the full impact of this announcement on the recent CRTC decisions is unknown. Therefore, the impact that any regulatory changes could have on our business and financial results is unclear at this time.
Radiocommunication Act
Consultation on 26, 28 and 38 Gigahertz millimetre wave spectrum licensing framework
On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) millimetre wave (mmWave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations.
On March 6, 2025, ISED released an Addendum to the Non-Competitive Local Licensing Framework to include Spectrum in the 27.5-28.35 GHz Band which states that ISED will make available 850 MHz of spectrum in the 28 GHz spectrum band for flexible use operations through a non-competitive local licensing process. Of the 850 MHz of spectrum available, 450 MHz of spectrum will be reserved for use by small operators, including small commercial mobile service providers, non-traditional users and wireless Internet service providers. In addition, on July 9, 2026, ISED released an Addendum to the Non-Competitive Local Licensing Framework to include Spectrum in the 24.25-25.1 GHz Band which states that ISED will make available 850 MHz of spectrum in the 24.25-25.1 GHz spectrum band for flexible use operations through a non-competitive local licensing process. Of the 850 MHz of spectrum available, 450 MHz of spectrum will be reserved for use by small operators including small commercial mobile service providers, non-traditional users and wireless Internet service providers. Moreover, ISED will implement a spectrum limit of 400 MHz per licensee within any licensed area. It is unclear what impact the results of this decision could have on our business and financial results.
On May 14, 2026, ISED released its decision on the policy and licensing framework for spectrum in the 26 GHz and 38 GHz spectrum bands. ISED will use a clock auction format similar to the 3800 MHz spectrum auction to licence 24 blocks of 100 MHz in both the 26 GHz and 38 GHz spectrum bands for a total of 4800 MHz of mmWave spectrum in Tier 5 service areas. ISED will implement a cross-band spectrum cap of 1200 MHz across the 26 GHz and 38 GHz spectrum bands which will remain in place for a period of five years starting from the initial licence issuance date. The auctioned licences will have a 10-year term and licences will not be transferable for the first five years of the licence term if the transfer results in exceeding the cross-band spectrum cap. In addition, licensees will be required to meet site deployment requirements which vary depending on the licence area for nine and a half years following licence issuance. Existing eligible fixed Tier 3 licensees in the 26 GHz and 38 GHz bands can apply to transition to flexible use licences up to six months prior to the mmWave auction. ISED will place a moratorium on transfers for all fixed service 26 GHz and 38 GHz licences beginning six months prior to the auction, which will remain in place until new flexible use licences are issued following the auction. The mmWave auction is scheduled to begin October 19, 2027. It is unclear what impact the results of this decision could have on our business and financial results at this time.

48 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

7 Accounting policies

BCE’s Q2 2026 Financial Statements were prepared in accordance with IFRS Accounting Standards, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by the BCE Board on August 5, 2026. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2025, except as described in Note 3, Adoption of amended accounting standards. BCE's Q2 2026 Financial Statements do not include all of the notes required in the annual financial statements.
Adoption of amended accounting standards
As required, on January 1, 2026, we adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 issued by the IASB. Under the amendments, financial liabilities are derecognized on the settlement date when they are extinguished. Financial liabilities settled in cash using an electronic payment system may be derecognized prior to the settlement date when the required conditions are met. Similarly, financial assets are derecognized when the contractual rights to the cash flows expire or the asset is transferred.
The table below shows the initial impact of adopting these amendments.

	December 31, 2025 as reported	Impact of Amendments to IFRS 9 and IFRS 7	January 1, 2026, upon adoption of Amendments to IFRS 9 and IFRS 7
Statements of financial position:
Cash	314	107	421
Trade and other receivables	4,474	2	4,476
Trade payables and other liabilities	4,392	109	4,501
In accordance with the transitional provisions of the amendments, comparative periods have not been restated. The remaining amendments to IFRS 9 and IFRS 7 did not have a significant impact on our financial statements.
Future changes to accounting standards
The following accounting standard issued by the IASB has not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027, applied retrospectively. Early application is permitted.
IFRS 20 – Regulatory Assets and Regulatory Liabilities
Sets out requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expenses.
Under IFRS 20, regulatory assets and liabilities, with corresponding amounts of regulatory income and expenses, are recognized when the total allowed compensation for regulatory goods or services supplied in one reporting period is included in determining the regulated rates charged to customers in a different period.
IFRS 20 does not replace the requirements of IFRS 15 - Revenue from Contracts with Customers or other IFRS accounting standards.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2029, applied retrospectively or using a modified retrospective approach. Early application is permitted.
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 49

8 Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.
National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:
•Non-GAAP financial measures
•Non-GAAP ratios
•Total of segments measures
•Capital management measures
•Supplementary financial measures
This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.1 Non-GAAP financial measures
A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.
Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings
The term adjusted net earnings does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.
We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.
50 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net earnings attributable to common shareholders	558	579	1,174	1,209
Reconciling items:
Severance, acquisition and other costs	50	41	44	288
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	62	43	29	42
Net losses on investments	2	8	3	10
Net early debt redemption gains	(89)	(91)	(89)	(357)
Impairment of assets	6	8	11	17
Income taxes for the above reconciling items	15	4	21	16
Adjusted net earnings	604	592	1,193	1,225
Available liquidity
The term available liquidity does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.
We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash.
The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	June 30, 2026	December 31, 2025
Cash	477	314
Cash equivalents	2	6
Amounts available under our securitized receivables program (1)	700	700
Amounts available under our committed bank credit facilities (2)	3,400	1,450
Available liquidity	4,579	2,470
(1)At June 30, 2026 and December 31, 2025, $700 million was available under our securitized receivables program, under which we borrowed $1,128 million in U.S. dollars ($1,603 million in Canadian dollars) and $1,163 million in U.S. dollars ($1,594 million in Canadian dollars) as at June 30, 2026 and December 31, 2025, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.
(2)At June 30, 2026 and December 31, 2025, respectively, $3,400 million and $1,450 million were available under our committed bank credit facilities, given outstanding commercial paper of $422 million in U.S. dollars ($600 million in Canadian dollars) and $1,861 million in U.S. dollars ($2,550 million in Canadian dollars) as at June 30, 2026 and December 31, 2025, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.
Free cash flow, free cash flow after payment of lease liabilities and excess free cash flow
The terms free cash flow, free cash flow after payment of lease liabilities and excess free cash flow do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
In Q1 2026, we updated our definitions of free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow, free cash flow after payment of lease liabilities and excess free cash flow previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.
We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude
BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 51

cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define excess free cash flow as free cash flow less dividends paid on common shares.
We consider free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.
The following tables provide reconciliations of cash flows from operating activities to free cash flow, free cash flow after payment of lease liabilities and excess free cash flow on a consolidated basis.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	2,162	1,947	3,311	3,518
Capital expenditures	(1,080)	(763)	(1,921)	(1,492)
Cash dividends paid on preferred shares	(36)	(38)	(72)	(77)
Cash dividends paid by subsidiaries to NCI	(12)	—	(24)	(13)
Income taxes paid on significant divestitures	—	—	542	—
Acquisition and other costs paid	8	6	10	14
Free cash flow	1,042	1,152	1,846	1,950
Principal payment of lease liabilities	(258)	(278)	(499)	(582)
Free cash flow after payment of lease liabilities	784	874	1,347	1,368

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	2,162	1,947	3,311	3,518
Capital expenditures	(1,080)	(763)	(1,921)	(1,492)
Cash dividends paid on preferred shares	(36)	(38)	(72)	(77)
Cash dividends paid by subsidiaries to NCI	(12)	—	(24)	(13)
Income taxes paid on significant divestitures	—	—	542	—
Acquisition and other costs paid	8	6	10	14
Free cash flow	1,042	1,152	1,846	1,950
Dividends paid on common shares	(408)	(608)	(816)	(1,210)
Excess free cash flow	634	544	1,030	740

Net debt
The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s statements of financial position.
We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.
52 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	June 30, 2026	December 31, 2025
Long-term debt	37,522	34,904
Less: 50% of junior subordinated debt	(2,946)	(2,149)
Debt due within one year	4,254	6,155
50% of preferred shares	1,608	1,644
Cash	(477)	(314)
Cash equivalents	(2)	(6)
Net debt	39,959	40,234

8.2 Non-GAAP ratios
A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS
The term adjusted EPS does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 8.1, Non-GAAP financial measures.
We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
Dividend payout ratio and dividend payout ratio after payment of lease liabilities
The terms dividend payout ratio and dividend payout ratio after payment of lease liabilities do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We define dividend payout ratio after payment of lease liabilities as dividends paid on common shares divided by free cash flow after payment of lease liabilities. Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures. For further details on free cash flow and free cash flow after payment of lease liabilities, see section 8.1, Non-GAAP financial measures.
We consider dividend payout ratio and dividend payout ratio after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses because they show the sustainability of the company’s dividend payments.

8.3 Total of segments measures
A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.
Adjusted EBITDA and Bell CTS adjusted EBITDA
We define adjusted EBITDA as operating revenues less operating costs.
We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.

BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT 53

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss). The following tables provide reconciliations of net earnings (loss) to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

	YTD 2026	Q2 2026	Q1 2026
Net earnings	1,296	629	667
Severance, acquisition and other costs (income)	44	50	(6)
Depreciation	1,968	985	983
Amortization	764	391	373
Finance costs
Interest expense	913	469	444
Net return on post-employment benefit plans	(73)	(36)	(37)
Impairment of assets	11	6	5
Net losses on investments	3	2	1
Other income	(96)	(58)	(38)
Income taxes	503	264	239
BCE adjusted EBITDA	5,333	2,702	2,631
Less: Bell Media adjusted EBITDA	(399)	(244)	(155)
Bell CTS adjusted EBITDA	4,934	2,458	2,476

	Q4 2025	Q3 2025	YTD 2025	Q2 2025	Q1 2025
Net earnings	632	4,555	1,327	644	683
Severance, acquisition and other costs	147	82	288	41	247
Depreciation	1,002	969	1,890	949	941
Amortization	368	340	669	338	331
Finance costs
Interest expense	453	457	865	442	423
Net return on post-employment benefit plans	(25)	(26)	(51)	(26)	(25)
Impairment of assets	40	970	17	8	9
Net (gains) losses on investments	(52)	(5,175)	10	8	2
Other (income) expense	(102)	95	(280)	30	(310)
Income taxes	201	495	497	240	257
BCE adjusted EBITDA	2,664	2,762	5,232	2,674	2,558
Less: Bell Media adjusted EBITDA	(151)	(237)	(394)	(235)	(159)
Bell CTS adjusted EBITDA	2,513	2,525	4,838	2,439	2,399

	Q4 2024	Q3 2024
Net earnings (loss)	505	(1,191)
Severance, acquisition and other costs	154	49
Depreciation	933	934
Amortization	317	325
Finance costs
Interest expense	431	440
Net return on post-employment benefit plans	(17)	(16)
Impairment of assets	4	2,113
Net losses (gains) on investments	1	(66)
Other expense	102	129
Income taxes	175	5
BCE adjusted EBITDA	2,605	2,722
Less: Bell Media adjusted EBITDA	(169)	(254)
Bell CTS adjusted EBITDA	2,436	2,468
54 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

Adjusted EBIT and Bell CTS adjusted EBIT
We define adjusted EBIT as operating revenue less operating costs, severance, acquisition and other costs, depreciation and amortization and impairment of assets.
We define Bell CTS adjusted EBIT as BCE adjusted EBIT less Bell Media adjusted EBIT.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss). The following table provides a reconciliation of net earnings (loss) to BCE adjusted EBIT and Bell CTS adjusted EBIT.

	YTD 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	YTD 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net earnings (loss)	1,296	629	667	632	4,555	1,327	644	683	505	(1,191)
Reconciling items:
Finance costs
Interest expense	913	469	444	453	457	865	442	423	431	440
Net return on post-employment benefit plans	(73)	(36)	(37)	(25)	(26)	(51)	(26)	(25)	(17)	(16)
Net losses (gains) on investments	3	2	1	(52)	(5,175)	10	8	2	1	(66)
Other (income) expense	(96)	(58)	(38)	(102)	95	(280)	30	(310)	102	129
Income taxes	503	264	239	201	495	497	240	257	175	5
BCE Adjusted EBIT	2,546	1,270	1,276	1,107	401	2,368	1,338	1,030	1,197	(699)
Less: Bell Media adjusted EBIT	(275)	(183)	(92)	(91)	803	(258)	(168)	(90)	(109)	1,918
Bell CTS adjusted EBIT	2,271	1,087	1,184	1,016	1,204	2,110	1,170	940	1,088	1,219

8.4 Capital management measures
A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.
The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.
Net debt leverage ratio
The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 8.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

8.5 Supplementary financial measures
A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.
An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.
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8.6 KPIs
In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic priorities. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition
Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.
Mobile phone blended ARPU	ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.
Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.
Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit
Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.
Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.
A wireline subscriber unit consists of an active revenue-generating unit with access to standalone services, including Internet, retail video, and/or retail residential NAS. A wireline subscriber is included in our subscriber base once a billing relationship has been established following the installation and operation of the service at the customer premise and the customer’s purchase of a subscription.
•Internet subscribers include both retail and wholesale subscribers and are primarily represented by a dwelling unit or a business location. Customers are classified as FTTH subscribers when the fibre optic cable is terminated at the customer’s home or apartment, and the Internet service is delivered over the fibre network.
•Retail video subscribers consist of IPTV subscribers which are primarily represented by a dwelling unit or a business location and also include bundled streaming service subscribers. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship.
•Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

56 BCE Inc.     2026 SECOND QUARTER SHAREHOLDER REPORT

9 Controls and procedures

Disclosure controls and procedures and internal control over financial reporting
In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Ziply Fiber, which we acquired on August 1, 2025. The contribution of the acquired Ziply Fiber operations to our consolidated financial statements for the six months ended June 30, 2026 was 4% of consolidated revenues and (1%) of consolidated net earnings. Additionally, at June 30, 2026, the current assets and current liabilities of the acquired Ziply Fiber operations represented approximately 2% of consolidated current assets and 3% of consolidated current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired Ziply Fiber operations represented approximately 12% of consolidated non-current assets and 1% of consolidated non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired Ziply Fiber operations will be completed for the third quarter of 2026.
Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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